UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 25, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
Notice of AGM and No Change Statement
Sibanye today published its 2013 Integrated Annual Report on its website. The Summarised Report and Notice of Annual
General Meeting will be posted to shareholders on 12 May 2014.
KPMG have audited the results and their unqualified audit
report is open for inspection at the Company’s offices.
An abridged report has not been published as the information previously published in the provisional results released on
28 March 2014 has not changed.
The 2013 Integrated Annual Report (plus supporting online
information)and the Notice of the Annual General Meeting are available at www.sibanyegold.co.za
Sibanye has also published on its website the Mineral
Resources and Mineral Reserves as supplement to the 2013
Integrated Report.
Notice of Annual General Meeting
Notice is given of the Annual General Meeting of the Company to be held at Libanon Business Park, 1 Hospital Street (off
Cedar Avenue), Libanon, Westonaria, 1780, South Africa on
17 June 2014 at 09:00. The AGM will transact the business as stated in the notice of that meeting, a copy of which can be found with the Integrated Annual Report on the Company’s
website at www.sibanyegold.co.za
In terms of section 59(1) (b) of the Companies Act, 71 of
2008, the record date for the purpose of determining which
shareholders are entitled to participate in and vote at the
AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as 11 June 2014. Therefore the last
day to trade in order to be registered in the Company’s
securities register as at the record date is 4 June 2014.
25 April 2014

ENDS
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Summarised Report 2013 and
Notice of Annual General Meeting

contents
1
Group overview
3
Financial and operating review
4
Directors and management
8
Share capital, shareholders information and share
ownership of directors
11
Statement of responsibility by the board of directors
12
Summarised ﬁnancial statements
14
Consolidated income statement
15
Consolidated statement of comprehensive income
16
Consolidated statement of ﬁnancial position
17
Consolidated statement of changes in equity
18
Consolidated statement of cash ﬂows
19
Notes to the consolidated ﬁnancial statements
24
Notice of annual general meeting
29
Explanatory notes
31
Form of proxy
32
Notes to the form of proxy
IBC
Administration and contact information
www.sibanyegold.co.za
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efﬁciencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining; labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; changes in exchange rates, currency devaluations, inﬂation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reﬂect events or circumstances after the date of this document or to reﬂect the occurrence of unanticipated events.
SUMMARISED REPORT 2013
CONTENTS

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 1
group overview
OVERVIEW OF THE ORGANISATION
Sibanye is an independent, South
African domiciled and focused
mining group, which currently owns
and operates three underground and
surface gold operations, namely the
Driefontein Operation (Driefontein)
and the Kloof Operation (Kloof) in
the West Witwatersrand region and
the Beatrix Operation (Beatrix) in the
southern Free State. In addition to its
mining activities, the Group owns and
manages signiﬁcant extraction and
processing facilities at its operations,
which beneﬁciate the gold bearing
ore mined.
Sibanye is the largest individual
producer of gold from South Africa
and is one of the world’s 10 largest
gold producers. In 2013, the Group
produced 44,474kg or 1.43Moz of
gold at an average all-in cost
of R354,376/kg (US$1,148/oz) and
invested R2.9 billion in capital at
its operations. At 31 December
2013, Sibanye held gold resources
of 65.0Moz and gold reserves of
19.7Moz, respectively 13% lower and
46% higher than in 2012. Uranium
resources of 68.8 million pounds (Mlb)
and reserves of 43.2Mlb were also
declared.
In 2013, the Group entered into
an agreement with Gold One
International Limited (Gold One)
to acquire its West Witwatersrand
Cooke underground and surface
operations (Cooke) and made an
offer to acquire 100% of Witwatersrand
Consolidated Resources Limited
(Wits Gold), a JSE and Toronto Stock
Exchange (TSX) listed gold and
uranium exploration company with
signiﬁcant gold resources in South
Africa. These acquisitions will increase
Sibanye’s annual gold production,
enhance existing operational ﬂexibility
and provide Sibanye with the potential
to signiﬁcantly extend its operating life.
SHAREHOLDERS
Sibanye is headquartered close to
Westonaria, in the Gauteng province,
near its West Wits operations.
The Group’s primary listing is on the
JSE, trading under the share code
SGL, where it has been included
as a member of the JSE’s Socially
Responsible Investment (SRI) index in
2013. The Group also has a secondary
listing of American Depositary
Receipts (ADRs) on the New York Stock
Exchange (NYSE), which trade under
the ticker code SBGL. Each ADR is
equivalent to four ordinary shares.
At 31 December 2013, Sibanye had
an issued share capital of 735,079,031
shares (1,000,000,000 authorised)
and a market capitalisation
of approximately R9.0 billion
(US$874 million). On 22 April 2014
Sibanye’s market capitalisation had
risen to R19.2 billion (US$1,877 million).
The Group has a diverse shareholder
base, which at 31 December 2013
predominantly comprised institutional
investors located in South Africa (45%),
the United States of America (36%),
Luxembourg (3%), United Kingdom
(2%) and others (14%).
OWNERSHIP STRUCTURE
Driefontein 100%)
Resource: 23Moz
Beatrix (100%)
Resource: 33Moz
Kloof (100%)
Resource: 9Moz
Geographic shareholder
spread at
31 December 2013 (%)
45
36
3
2
2
14
4
South Africa
United States
Luxembourg
United Kingdom
Others
Gold Fields (Sibanye)
geographic shareholder
spread at 31 December 2012
(%)
24
49
10
5
12
South Africa
United Kingdom
France
Others
United States
SUMMARISED REPORT 2013 GROUP OVERVIEW

2 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 GROUP OVERVIEW
The Group has a 100% free ﬂoat
and its three largest institutional
shareholders (holding 34.8% of
the Group) at 31 December 2013
were Allan Gray Proprietary Limited
(14.7%), Investec Asset Management
Holdings Proprietary Limited (14.2%)
and Van Eck Associates Corporation
(5.9%). The successful acquisition
of the Cooke operations from Gold
One will result in Gold One holding
a 17% interest in Sibanye after the
conclusion of the transaction.
PRODUCTS AND MARKETS
Sibanye mines, extracts and processes
gold ore to produce a beneﬁciated
product, doré. The doré is then further
reﬁned at Rand Reﬁnery Proprietary
Limited (Rand Reﬁnery) into gold
bars with a purity of at least 99.5%, in
accordance with the Good Delivery
standards as determined by the London
Bullion Market Association (LBMA).
The reﬁned gold is then sold on
international markets. Sibanye holds
a 33% interest in Rand Reﬁnery, one of
the largest global reﬁners of gold, and
the largest in Africa. Rand Reﬁnery
markets gold to customers around
the world.
Sibanye’s primary direct customers are
bullion banks acting as intermediaries
in the gold market.
Sibanye’s gold sales are predominantly
in US dollars. Although this exposes the
Group to transaction and translation
exposure from ﬂuctuations in foreign-
currency exchange rates, Sibanye does
not generally hedge this exposure. It
may do so in speciﬁc circumstances,
such as to protect cash ﬂows at times
of signiﬁcant capital expenditure, for
ﬁnancing projects or to safeguard the
viability of higher-cost operations.
PEOPLE
At the end of 2013, Sibanye employed
36,274 people; 33,773 of whom were
permanent employees (93%) and
2,501 contractors (7%). Employees
are drawn from local communities
in the regions in which the Group
operates (25.0%), from other regions
in South Africa (44.4%) and from other
southern African countries (30.6%).
Sibanye’s experienced Board is largely
comprised of independent non-
executive directors, and is chaired
by an independent non-executive
Chairman. The highly experienced
management team has more than
150 years’ combined experience in
the South African mining industry.
Sibanye is committed to becoming
a fully transformed South African
mining Group and its approach is
guided by the Broad Based Socio-
economic Empowerment Charter
for the South African Mining and
Minerals Industry (Mining Charter).
In 2004, Gold Fields Limited (Gold
Fields) undertook a black economic
empowerment (BEE) transaction,
transferring an amount equivalent to
15% of its equity from Sibanye, formerly
GFI Mining South Africa Proprietary
Limited, to Mvelaphanda Gold
Proprietary Limited (Mvelaphanda
Gold). In 2010, 10% of equity was
allocated to an Employee Share
Ownership Plan (ESOP) and another
1% in an empowerment deal. At the
end of 2013, 32,219 employees were
participants in the ESOP.
Sibanye recognises that it has a
diverse workforce. It is committed
to meeting the targets required
by the Mineral and Petroleum
Resources Development Act, 2002
(Act No 28 of 2002) (MPRDA) and its
associated Mining Charter, including
the appointment of historically
disadvantaged South Africans
(HDSAs) in management positions
and employing women in core mining
positions in the Group. Sibanye has
invested signiﬁcantly in empowering
HDSAs and women at all levels,
particularly in leadership roles.
SUSTAINABILITY LEADERSHIP
Pursuant to the separation of the
Group from Gold Fields in February
2013, Sibanye is developing and
ﬁnalising speciﬁc policies and
procedures relating to its sustainability
practices. These policies and
practices will form an integral part of
the management of the Group.
Sibanye is guided by the spirit of
transformation as deﬁned in the MPRDA
and Mining Charter.
Strategic policy initiative guidance
is also provided through the United
Nations Global Compact (UNGC).
This is a practical framework, which
was launched in 2000 for companies
committed to sustainability and
responsible business practices. As a
leadership initiative endorsed by chief
executives, the UNGC seeks to align
business operations and strategies
everywhere with 10 universally accepted
principles in the areas of human rights,
labour, environment and anti-corruption.
All transactions relating to BEE,
ﬁnalised under Gold Fields, are still
applicable to Sibanye. In this regard,
Sibanye transferred equity equivalent
to 26% to BEE entities, constituting
15% Mvelaphanda Gold, 10% ESOP
and 1% transformation shares.
The Board is responsible for
sustainability but has delegated
speciﬁc responsibility for oversight of
various sustainability issues to the Audit
Committee, the Safety, Health and
Sustainable Development Committee,
and the Social and Ethics Committee.
Apart from the Safety, Health and
Sustainable Development Committee
where the Chief Executive Ofﬁcer
(CEO) is also a member, all the
Board committees are composed
exclusively of independent non-
executive directors.
group overview continued

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 3
SUMMARISED REPORT 2013 FINANCIAL AND OPERATING REVIEW
ﬁnancial and operating review
REVENUE
Revenue increased from
R16,554 million in 2012 to
R19,331 million in 2013, an increase of
17%. The gold price decreased by 15%
in US dollar terms from an average of
US$1,652/oz in 2012 to US$1,408/oz in
2013. However, the weaker rand
against the US dollar offset this decline,
resulting in an unchanged year-on-
year average rand gold price of
R434,663/kg (2012: R434,943/kg).
The rand weakened by 17% year-on-
year from an average of R8.19/US$ to
R9.60/US$.
Gold produced for the year was
44,474kg (1.43Moz) compared with
38,059kg (1.22Moz) in 2012, an
increase of 17%. In general, the
increase in production was largely
due to two factors. Firstly, towards the
end of 2012 the industry went through
a period of prolonged, disruptive
illegal strike action which resulted in
production losses of approximately
4,500kg (145,000oz) at Sibanye. Strike
action during 2013 was limited to a
few days and had little, if any, effect
on production levels, resulting in
higher production levels in 2013. The
second factor resulting in an increase
in production was the implementation
of the new operating strategy
following the unbundling of these
operations from Gold Fields Limited in
February 2013. This resulted in an
increase in volumes milled and an
improvement in the quality of mining.
This production increase was partially
offset at Beatrix by a fire which started
on 19 February 2013, restricting
mining at the Beatrix West Section.
OPERATING COSTS – COST OF
SALES LESS AMORTISATION AND
DEPRECIATION
Operating costs increased by 11%
from R10,824 million in 2012 to
R11,973 million in 2013. This increase
was due to above-inflation wage
increases of between 7.5% and 8.0%
depending upon the category of
employee, increased electricity tariffs
and costs associated with the
increased production, such as stores
and bonuses. These increases were
partly offset by cost saving initiatives
implemented during the year, which
resulted in improved efficiencies,
together with a reduction in
contractor costs, and a reduction of
employees in service.
The weighted average total cash cost
per kilogram decreased by 4% from
R285,851/kg (US$1,086/oz) in 2012 to
R273,281/kg (US$885/oz) in 2013. This
decrease was as a result of the 17%
increase in gold produced and sold,
partly offset by the increase in
royalties and operating costs
described earlier.
OPERATING MARGIN
The Group operating margin
increased to 38% from 35% as a result
of the increase in production, partly
offset by production and inflation
related cost increases.
NET PROFIT
Despite the increase in operating
profit, once-off items including a
R821 million impairment in the
carrying value of the Beatrix West
section, R439 million restructuring
costs, and increased royalties and
taxation charges of R133 million and
R335 million, respectively, following the
improvement in profitability, resulted in
a profit for the year of R1,698 million
(2012: R2,980 million). In addition, in
2012 Sibanye accounted for a deferred
tax credit due to amendments to the
statutory tax rate of R1,004 million. This
compares with a net deferred tax
credit in 2013 of R214 million arising
from an adjustment to the long-term
deferred tax rate.
CASH FLOW
Cash generated by the Group’s
operations amounted to
R6,840 million for the year, a 25%
increase on 2012 (R5,477 million)
mainly due to the increase in gold
production. These cash flows were
used to pay interest of R326 million,
royalties of R249 million, taxation of
R305 million and dividends of
R272 million.
Sibanye spent R1,019 million on
sustaining capital and R1,883 million
on ore reserve development. Net debt
repayments during the year totalled
R2,220 million, reducing gross debt to
R2,000 million and net debt to
R499 million at year end.
OUTLOOK
For the year ending December 2014,
gold production in the normal course
of business from the Kloof, Driefontein
and Beatrix Operations is forecast at
44,000kg (1.41Moz). Total cash cost is
forecast at R270,000/kg (US$800/oz)
and All-in cost at approximately
R360,000/kg (US$1,070/oz), assuming
an average exchange rate of R10.50
to the US dollar during the year.
Capital expenditure for the year is
forecast at approximately R3.1 billion.

4 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 DIRECTORS AND MANAGEMENT
directors and management
DIRECTORS
Sello Moloko (48)
Chairman
BSc (Honours) and Postgraduate
Certiﬁcate in Education, University
of Leicester
Advanced Management Programme,
Wharton
Sello Moloko was appointed non-
executive Chairman of the Board on
1 January 2013. Prior to this, he served
as a director of Gold Fields from 25
February 2011 to 31 December 2012.
Sello is the Executive Chairman and
founder of the Thesele Group and
Chairman of the Alexander Forbes
Group. He has an extensive career in
ﬁnancial services, including periods
at Brait Asset Managers and Old
Mutual, where he was CEO of Old
Mutual Asset Managers until 2004.
Sello’s other directorships are Sycom
Property Fund and Acucap Limited.
He is a trustee of the Nelson Mandela
Foundation Investment Committee.
Neal Froneman (54)
Chief Executive Ofﬁcer
Executive Director and Chairman of
the Executive Committee
BSc Mech Eng (Ind Opt), University of
the Witwatersrand
BCompt, University of South Africa
Pr Eng
Neal Froneman was appointed
an executive director and CEO
of Sibanye on 1 January 2013.
He has over 30 years of relevant
operational, corporate development
and mining industry experience.
He was appointed CEO of Aﬂease
Gold Limited (Aﬂease Gold) in
April 2003. Aﬂease Gold, through a
series of reverse takeovers, became
Gold One in May 2009. Neal was
primarily responsible for the creation
of Uranium One Inc. (Uranium One)
from the Aﬂease Gold uranium assets.
During this period, he was CEO of
both Aﬂease Gold and Uranium One
until his resignation from Uranium
One in February 2008. Prior to joining
Aﬂease Gold, Neal held executive
and senior management positions
at Gold Fields of South Africa Limited,
Harmony Gold Mining Company
Limited (Harmony) and JCI Limited.
He is also a non-executive director of
Delview Three Proprietary Limited, Hi-
Zone Traders 116 Proprietary Limited,
17 Perissa Proprietary Limited and
Forestry Services Proprietary Limited.
Charl Keyter (40)
Chief Financial Ofﬁcer
Executive Director
BCom, University of Johannesburg
MBA, North-West University
ACMA and CGMA
Charl Keyter was appointed a
director on 9 November 2012
and was appointed an executive
director and CFO of Sibanye on
1 January 2013. Previously, he was
Vice President and Group Head of
International Finance for Gold Fields.
Charl has more than 18 years’ mining
experience having begun his career
in February 1995 with Gold Fields. He
is also a non-executive director of Oil
Recovery and Maintenance Services
Proprietary Limited.
Timothy Cumming (56)
Non-executive director
BSc (Honours) (Engineering), University
of Cape Town
BA (PPE), MA (Oxon)
Timothy Cumming was appointed a
non-executive director on 21 February
2013. He is the founder and partner
of Scatterlinks, a South African-
based company offering mentoring
and coaching to senior business
executives as well as strategic
advisory services to ﬁnancial services
businesses. He was previously involved
with the Old Mutual Group in various
capacities: CEO of the Old Mutual
Investment Group SA; Executive Vice
President – Director of Global Business
Development of Old Mutual Asset
Management (USA); Managing
Director – Head of Corporate Segment
of Old Mutual (South Africa); Strategy
Director of Old Mutual (Emerging
Markets); and Interim CEO of Old
Mutual Investment Group (South
Africa). He was also executive director
and Head of Investment Research
(Africa) for HSBC Securities. Timothy
started his career as a management
trainee at the Anglo American
Corporation of South Africa Limited.
He worked on a number of diamond
mines and was Resident Engineer at
Anglo’s gold mines in Welkom.
Barry Davison (68)
Non-executive director
BA (Law and Economics), University of
the Witwatersrand
Graduate Commerce Diploma,
Birmingham University
CIS Diploma in Advanced Financial
Management and Advanced
Executive Programme, University of
South Africa
Barry Davison was appointed a non-
executive director on 21 February
2013. He has more than 40 years’
experience in the mining industry
and served as executive Chairman
of Anglo American Platinum Limited
(Anglo Platinum), Chairman of Anglo
American plc’s Platinum Division and
Ferrous Metals and Industries Division
and executive director of Anglo
American plc. He was a director of a
number of listed companies including
Nedbank Group Limited, Kumba
Resources Limited, Samancor Limited
and the Tongaat-Hulett Group
Limited.
Richard Menell (58)
Non-executive director
MA (Natural Sciences, Geology),
Trinity College, Cambridge
MSc (Mineral Exploration and
Management), Stanford University
Richard (Rick) Menell was appointed
a non-executive director on 1 January
2013. He has over 30 years’ experience
in the mining industry and has been a
director of Gold Fields since 8 October
2008. Previously, he has occupied the
positions of President and Member of
the Chamber of Mines of South Africa,
President and CEO of TEAL Exploration
& Mining Inc., Chairman of Anglovaal
Mining Limited and Avgold Limited,
Chairman of Bateman Engineering,
Deputy Chairman of Harmony and
African Rainbow Minerals Limited. He
has also been a Director of Telkom
SA Limited, Standard Bank Group
Limited and Mutual and Federal

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 5
Insurance Company Limited. He is
currently a non-executive director and
Chairman of Credit Suisse Securities
Johannesburg, non-executive
director of Weir Group plc, Rockwell
Diamonds Inc. and the Tourism
Enterprise Partnership. Rick is a Trustee
of Brand South Africa and the Carrick
Foundation. He is Co-Chairman of
the City Year South Africa Citizen
Service Organisation, and Chairman
and trustee of the Palaeontological
Scientiﬁc Trust.
Nkosemntu Nika (56)
Non-executive director
BCom, University of Fort Hare
BCompt (Honours), Unisa
Advanced Management Programme,
INSEAD
CA(SA)
Nkosemntu Nika was appointed
a non-executive director on
21 February 2013. He is currently
an independent non-executive
director of Scaw South Africa
Proprietary Limited, ConvergeNet
Holdings Limited and Chairman
of the Audit and Risk Committee
of Foskor Proprietary Limited. He
was previously CFO and Finance
Director of PetroSA (SOC) Limited
and Executive Manager: Finance at
the Development Bank of Southern
Africa. He has held various internal
auditing positions at Eskom, Shell
and Anglo American Corporation of
South Africa Limited. He was also a
non-executive board member of the
Industrial Development Corporation
and chaired their Audit and Risk
Committee and the Governance
and Ethics Committee.
Keith Rayner (57)
Non-executive director
BCom, Rhodes University
CTA, CA(SA)
Keith Rayner was appointed a non-
executive director on 1 January 2013.
He is a Chartered Accountant with
experience in corporate ﬁnance and
is CEO of KAR Presentations which
specialises in corporate ﬁnance
and regulatory advice. He is an
independent non-executive director
of Goliath Gold Limited, Sabie Gold
Proprietary Limited, John Daniel
Holdings Limited, Keidav Properties
Proprietary Limited and Appropriate
Process Technologies Proprietary
Limited. He is a member of the JSE’s
Issuer Regulation Advisory Committee.
He was a member of the committee
that wrote the Takeover Regulations
in the Companies Act. He is a non-
practising member of the South
African Institute of Stockbrokers, a
Fellow of the Institute of Directors, and
a current and previous member of
various SAMREC and SAMVAL working
groups and a previous member of the
Accounting Practices Committee.
Zola Skweyiya (72)
Non-executive director
LLD, University of Leipzig
Zola Skweyiya was appointed a
non-executive director on 1 October
2013. He was Minister of Public
Service and Administration from
1994 to 1999 and Minister of Social
Development from 1999 to 2008.
He was a founding member of the
Centre for Development Studies at
the University of the Western Cape.
Zola also served on the board of
trustees of the National Commission
for the Rights of Children. He was
previously the Chairman of the
United Nations Commission for Social
Development and the founder and
chairman of the African National
Congress Constitution Committee.
In August 2013 he returned to South
Africa after serving as the South
African High Commissioner to the
United Kingdom. He is also a director
of Umsimbithi Holdings.
Susan van der Merwe (59)
Non-executive director
BA, University of Cape Town
Susan van der Merwe was appointed
as a non-executive director on
21 February 2013. She served as a
member of parliament for 18 years
until October 2013, and held various
positions, including that of Deputy
Minister of Foreign Affairs for the period
2004 to 2010. She is currently a member
of the National Executive Committee
of the African National Congress. She
has participated in various civil society
organisations and currently serves as
a Trustee and Chair of the Kay Mason
Foundation, which is a non-proﬁt
organisation assisting disadvantaged
scholars in Cape Town.
Jerry Vilakazi (53)
Non-executive director
BA, University of South Africa
MA, Thames Valley, MA, London
MBA, California Coast University
Jerry Vilakazi was appointed a non-
executive director on 1 January 2013.
He is Chairman of Palama, which he
co-founded to facilitate investment in
a diversiﬁed portfolio. He is the past
CEO of Business Unity South Africa
(BUSA). Prior to this he was Managing
Director of the Black Management
Forum. In 2009 Jerry was appointed
to the Presidential Broad-Based
Black Economic Empowerment
Advisory Council and in 2010 he was
appointed as a Commissioner of
the National Planning Commission.
He was appointed Public Service
Commissioner in 1999 and has
played a critical role in shaping major
public service policies in post 1994
South Africa. Jerry is the chairman of
the Mpumalanga Gambling Board,
Mpumalanga Economic Growth
Agency and the State Information and
Technology Agency, or SITA. He is the
non-executive Chairman of Netcare
Limited and holds non-executive
directorships in Goliath Gold Limited,
Blue Label Telecoms, General Health
Group (UK) and Palama Investments.
TERM OF OFFICE
Sello Moloko, Neal Froneman, Charl
Keyter, Keith Rayner and Zola Skweyiya
retire by rotation at the upcoming
Annual General Meeting and are
eligible and offer themselves for
re-election. Timothy Cumming, Barry
Davison, Richard Menell, Nkosemntu
Nika, Susan van der Merwe and Jerry
Vilakazi retire by rotation in 2015.

6 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 DIRECTORS AND MANAGEMENT
EXECUTIVE MANAGEMENT
Shadwick Bessit (51)
Senior Vice President: Technical
Services
National Higher Diploma,
Wits Technikon
Executive Development
Programme, GIBS
Mine Manager’s Certiﬁcate of
Competency
Prior to joining Gold Fields on
6 July 2012, Shadwick Bessit was
the Executive Director – Operations
at Impala Platinum Holdings
Limited (Implats). He occupied this
position from 2005 to 2010 after
joining Implats in November 2002
as General Manager. Previously
he was employed at AngloGold
Ashanti Limited (AngloGold
Ashanti) from 1986 to 2002 where
he moved through the ranks to
General Manager level at Deelkraal,
Elandsrand and Savuka mines.
Hartley Dikgale (53)
Vice-President: General Counsel
and Sustainable Development
BIuris, University of the North
LLB, HDip (Company Law), University of
the Witwatersrand
LLM, Vista
Hartley Dikgale is an admitted
advocate of the High Court of South
Africa and has more than 30 years of
corporate experience as a business
executive. He has served on more
than 20 boards of directors of both
listed and unlisted companies. He
was initiated in the mining sector in
2004 when he served in the JSE listed
Pamodzi Gold Limited as a Non-
executive Director.
He has worked for the following
companies and institutions,
among others: Sanlam, Old Mutual,
Independent Communications
Authority of South Africa (ICASA),
Rand Water and Pamodzi Investment
Holdings Proprietary Limited. In recent
years, Hartley has worked for Rand
Uranium Proprietary Limited (Rand
Uranium) in an executive capacity as
a General Counsel.
When Gold One acquired Rand
Uranium, Hartley joined and served
Gold One in the capacity of a Senior
Vice President: General Counsel and
Sustainable Development. He is now
serving Sibanye in a similar capacity.
Cain Farrel (64)
Company Secretary
MBA, Southern Cross University, Australia
FCIS
Cain Farrel was appointed to his
position on 1 January 2013. Before
then, and from 1 May 2003, he was
Company Secretary of Gold Fields.
Previously, Cain served as Senior
Divisional Secretary – Anglo American
Corporation of South Africa Limited.
He is a Past President and former
director of the Southern African
Institute of Chartered Secretaries and
Administrators.
Nash Lutchman (51)
Senior Vice President: Protection
Services
BA (Honours) Criminology, University of
KwaZulu-Natal
Nash Lutchman has more than
25 years experience in the policing
and security environments. He enlisted
in the SA Police in 1987 and rose
through the ranks from a Constable
in 1988, to a Brigadier in 1999. During
his time with the SAP, Nash served in
various divisions at senior levels. In
2004 he joined De Beers as a Security
Manager at the De Beers Kimberley
mines, and subsequently held key
positions within the group as Group
Crime and Intelligence Manager,
Regional Security Manager, Group
Investigations and Crime Information
Manager, before being appointed to
head the Security Division at De Beers
consolidated mines.
In 2008 Nash joined Gold Fields as
Manager Special Investigations and
was appointed to Senior Manager and
Head of Gold Fields Protection Services
in July 2009. During March 2012, Nash
was appointed as Vice President and
Group Head of Protection Services for
the Gold Fields Group. In March 2014
Nash was promoted to Senior Vice
President responsible for developing
and delivering a holistic protection
strategy for Sibanye.
Dawie Mostert (44)
Senior Vice President:
Organisational Effectiveness
MDP (Adv Labour Law), MBA, University
of South Africa
Dawie Mostert, who has more than
16 years’ experience in the mining
industry, was appointed to his position
on 1 January 2013. Prior to joining
Sibanye, he served as Vice President
Commercial Services at Gold One
and previously as Vice President
Human Capital at Great Basin Gold
Limited. Prior to joining Great Basin
Gold in 2006, he was an Executive
for Organisational Development
and Employee Relations at Harmony
from 2002 to 2006. Dawie joined
Harmony in 1996 as part of the
acquisition transformational team
and was appointed Mine Manager at
Elandsrand mine from 2001 to 2002.
Adam Mutshinya (50)
Senior Vice President: Human
Capital
BAdmin (Honours) (Industrial
Psychology), University of Venda
Adam Mutshinya was appointed to his
position on 1 March 2013. Prior to his
appointment to Sibanye, and from
1 December 2012, he was Vice
President and Head of Human
Resources – SA Region of Gold Fields.
Before that he was Vice President and
Head of Group Talent Management at
Gold Fields. Prior to joining Gold Fields
in November 2011, Adam was with
the South African Forestry Company
(SAFCOL). Here – between September
2006 and June 2011 – he held the
senior positions of Group Executive:
Human Resources and Senior Group
Executive: Human Capital. Prior to
this, Adam held various positions at
Anglo Platinum. Between October
2003 and August 2006 he was Human
Resource (HR) Manager: Platinum
Expansion Programme, HR Manager:
Smelter Operations and the Group HR
Manager Transformation.
Dick Plaistowe (64)
Senior Vice President: Surface
Operation and Processing
BSc (Honours) (Mining Engineering),
Nottingham University
Mine Manager’s Certiﬁcate of
Competency for Metalliferous and Fiery
directors and management continued

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 7
Coal Mines,
Programme for Management
Development, Harvard Business School
Programme for Management
Development, University of South Africa
Dick Plaistowe has more than 40 years’
experience in the mining industry, with
extensive strategic, operations and
project management experience. He
also has 20 years’ experience in the
surface retreatment business and was
the Chief Executive Ofﬁcer responsible for
the listing of Crown Consolidated Gold
Recoveries (now incorporated within
DRD Limited) on the Johannesburg Stock
Exchange in 1997 and for the formation
of Mine Waste Solutions (Pty) Limited
in 2000. Dick was recruited by Gold
One International to develop a surface
retreatment business following Gold
One’s acquisition of Rand Uranium in
2011, where he was Senior Vice President
of Surface Operations.
Wayne Robinson (51)
Senior Vice President: Cooke
Operations
BSc Mechanical Engineering (University
of Natal), BSc Mining Engineering
(University of Witwatersrand)
Wayne Robinson has worked in the
South Africa gold and platinum
mining industry and has over 25 years
of underground mine management
experience. Prior to joining Sibanye
Gold, he was the Executive Vice
President of Cooke Operations and
served on the Gold One Executive
Committee. He has held senior
management positions at Eastern
Platinum, Richards Bay Minerals and
Gold Fields.
Marius Saaiman (42)
Senior Vice President: Business
Development
BCom (Honours) (Accounting),
University of Johannesburg, CA (SA)
A member of the South African Institute
of Chartered Accountants, Marius
Saaiman was appointed to his position
in February 2014. Prior to joining
Sibanye, Marius was the joint CEO at
Village Main Reef Limited. Before this,
he was the acting CEO of Simmer and
Jack Mines Limited. Prior to this, Marius
was Managing Director at Macquarie,
responsible for coverage of the
resources sector as well as advising
on mergers and acquisitions within
the sector. Previous positions include
investment advisor at African Global
Capital, a resources focused private
equity fund, head of corporate ﬁnance
at Kumba Iron Ore Limited and Vice
President Corporate Finance at Anglo
American plc. Marius has had a long
association with the mining industry,
both within large corporates, as well as
in the investment banking arena.
Richard Stewart (38)
Senior Vice President: Business
Development
BSc (Honours), PHD (Geology)
(University of Witwatersrand)
Richard Stewart has over 15 years’
experience in South Africa’s
geological and mining industries
and is a professional natural scientist
registered with South African Council
for Natural Scientiﬁc Professions
(SACNASP). Prior to joining Sibanye
Gold, he served as the Executive Vice
President of Technical services for
Gold One and was also the CEO for
Goliath Gold. He was an investment
consultant for African Global Capital
SA, and has held management
positions at Uranium One, Shango
Solutions Consultancy and CSIR
Mining Technology.
Peter Turner (57)
Chief Operating Ofﬁcer
National Higher Diploma (Mechanical
Engineering), Vaal Triangle Technikon
South African Mine Manager’s
Certiﬁcate of Competency
(Metalliferous)
South Africa Mechanical Engineers
Certiﬁcate of Competency
Peter Turner was appointed to his
position on 1 January 2013. Prior
to his appointment to Sibanye, he
was Executive Vice President, Head
of the South Africa region of Gold
Fields. Between August 2009 and
August 2011 he served as Executive
Vice President, Head of West Africa.
He moved to Ghana in 2008 when
he was appointed Vice President of
Operations. In 2005 he was the head
of the Kloof mine in South Africa and
later the Driefontein mine. Between
2002 and 2005 he was Managing
Director of Geita Gold Mining Limited
in Tanzania. Before that, Peter was
General Manager of East and West
Africa Region for AngloGold Ashanti
which is where he spent the majority
of his career. He progressed through
the ranks, starting as an Engineering
Trainee at Vaal Reefs in 1975, later
spending time in various managerial
positions at a number of gold mining
operations. Peter has more than 34
years’ experience in the mining industry.
Robert van Niekerk (49)
Senior Vice President:
Organisational Effectiveness
National Higher Diploma (Metalliferous
Mining), Witwatersrand Technikon
BSc (Mining Engineering), University of
the Witwatersrand
South African Mine Manager’s
Certiﬁcate of Competency
Robert van Niekerk was appointed to
the position in February 2013. Prior to
joining Sibanye, he was the Senior Vice
President and Group Head of Mining
at Gold Fields. Before that he occupied
several senior management positions
at Gold Fields and Anglo Platinum,
management positions at Uranium
One and Gold One. Robert began his
mining career in 1982 as a Barlow’s
Learner Ofﬁcial and progressed
through the mining ranks at East Rand
Proprietary Mines, Harmony, Anglo
Platinum, Gold One, Uranium One and
Gold Fields, where he gained extensive
South African and international mining
experience.
James Wellsted (44)
Senior Vice President:
Corporate Affairs
BSc (Honours) (Geology),
University of the Witwatersrand (Wits)
PDM, Wits Business School
James Wellsted was appointed to his
position on 1 January 2013. Prior to
joining Sibanye, and from 2011, he was
a mining analyst at JP Morgan covering
the South African diversiﬁed mining
sector. Previously, James spent seven
years as the Executive Head of Investor
and Media Relations at Mvelaphanda
Resources, until its unbundling in 2011.
Between 1998 and 2004, James was
an analyst at JP Morgan, covering the
South African and African gold mining
companies and contributing to JP
Morgan’s supply and demand and
gold price forecasts.

8 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 SHARE CAPITAL, SHAREHOLDERS INFORMATION AND SHARE OWNERSHIP OF DIRECTORS
ANALYSIS OF SHAREHOLDERS AT 31 DECEMBER 2013
Shareholder spread
Number of
shareholders %
Number
of shares %
1 – 1,000 shares 13,837 81.42 2,280,623 0.31
1,001 – 10,000 shares 2,334 13.73 7,530,683 1.02
10,001 – 50,000 shares 389 2.29 8,707,403 1.18
50,001 – 100,000 shares 92 0.54 6,469,908 0.88
100,001 – 500,000 183 1.08 44,381,857 6.04
500,001 – 1,000,000 58 0.34 40,260,751 5.48
1,000,001 shares and over 102 0.60 625,447,806 85.09
Total 16,995 100.00 735,079,031 100.00
share capital, shareholders information and share
ownership of directors
for the year ended 31 December 2013
SHARE CAPITAL
Authorised and issued
At the shareholder’s meeting held on
21 November 2012 (Gold Fields being
the sole shareholder) the Company’s
authorised and issued share capital
each consisting of 1,000 par value
shares of R1.00 each was converted
into 1,000 ordinary shares with no par
value. The authorised share capital
was increased by the creation of a
further 999,999,000 ordinary no par
value shares, each ranking pari passu
in all respects with the existing no par
value shares in the Company’s share
capital so as to result in the Company’s
authorised share capital being
1,000,000,000 ordinary no par value
shares. As at 31 December 2012 the
authorised share capital was
1,000,000,000 ordinary no par value
shares and the issued share capital
was 1,000 ordinary no par value
shares.
On 1 February 2013, prior to the
unbundling of Sibanye from Gold Fields
on 18 February 2013, Gold Fields
subscribed for a further 731,647,614
shares in Sibanye for R17,246 million.
As of this date the issued share
capital was 731,648,614 ordinary no
par value shares.
During 2013 the Company issued
3,430,417 shares as part of the SGL
Share Plan.
As at 31 December 2013 the
authorised share capital was
1,000,000,000 ordinary no par value
shares and the issued share capital
was 735,079,031 ordinary no par
value shares.
In terms of the general authority
granted at the shareholders’ meeting
on 13 May 2013, the authorised but
unissued ordinary share capital of
the Company representing not more
than 5% of the issued share capital of
the Company as at 11 February 2013,
after setting aside so many ordinary
shares as may be required to be
allotted and issued pursuant to the
share incentive scheme, was placed
under the control of the directors.
This authority expires at the next
annual general meeting where
shareholders will be asked to place
under the control of the directors the
authorised but unissued ordinary
share capital of the Company
representing not more than 5% of the
issued share capital of the Company
from time to time.
On 5 November 2013 the
shareholders approved the issue of
150 million ordinary shares, or such
number of shares that represent 17%
of the issued capital, on a fully diluted
basis for the acquisition of the Cooke
operations.
Repurchase of shares
The Company has not exercised the
general authority granted to buy back
shares from its issued ordinary share
capital granted at the shareholders’
meeting held on 13 May 2013.
At the next annual general meeting,
shareholders will be asked to review
the general authority for the acquisition
by the Company, or a subsidiary of the
Company, of its own shares.

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 9
Distribution of shareholders
Number of
shareholders %
Number
of shares %
American Depositary Receipts 72 0.42 221,559,298 30.14
Unit Trusts/Mutual Funds 138 0.81 174,047,078 23.67
Pension Funds 173 1.02 141,717,170 19.27
Other Managed Funds 101 0.59 68,840,845 9.36
Sovereign Wealth 8 0.05 23,879,405 3.25
Custodians 71 0.42 20,459,478 2.78
Private Investors 133 0.78 17,951,748 2.44
Insurance Companies 18 0.11 16,369,262 2.23
Trading 16 0.09 14,832,734 2.02
Exchange-Traded Funds 4 0.02 5,629,866 0.77
Universities 7 0.04 3,789,725 0.52
Hedge Funds 5 0.03 2,393,235 0.33
Corporates 2 0.01 1,286,961 0.18
Investment Trusts 4 0.02 867,916 0.12
Charities 3 0.02 520,584 0.07
Local Authority 1 0.01 483,252 0.07
Foreign Governments 2 0.01 71,000 0.01
Stockbrokers 2 0.01 66,839 0.01
Remainder 16,235 95.54 20,312,635 2.76
Total 16,995 100.00 735,079,031 100.00
Public/non-public shareholders
Number of
shareholdings %
Number
of shares %
Non-public shareholders
Directors
4 0.02 162,940 0.02
Share trust 1 0.01 13,525,394 1.85
Own holding 1 0.01 1,201,425 0.16
Public shareholders 16,989 99.96 720,189,272 97.97
Total 16,995 100.00 735,079,031 100.00

10 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 SHARE CAPITAL, SHAREHOLDERS INFORMATION AND SHARE OWNERSHIP OF DIRECTORS
Beneﬁcial shareholders holding of 3% or more
Number
of shares %
Allan Gray Proprietary Limited 108,218,598 14.72
Investec Asset Management Holdings Proprietary Limited 103,985,030 14.15
Van Eck Associates Corporation 43,326,036 5.89
Dimensional Fund Advisors 35,337,505 4.81
PIC 34,470,776 4.69
First Eagle Investment Management 26,043,384 3.54
Blackrock Inc 24,731,965 3.36
Foreign custodian shareholders holding 3% or more
Number
of shares %
Bank of New York Depositary Receipts 220,005,324 29.93
Chase Nominees Limited 29,840,815 4.06
State Street Bank and Trust Company 25,561,750 3.48
share capital, shareholders’ information and share
ownership of directors continued
for the year ended 31 December 2013
SHARE OWNERSHIP OF DIRECTORS
The following sets forth, to the knowledge of Sibanye’s management, the total amount of ordinary shares of Sibanye directly or indirectly owned by the Directors as at 31 December 2013:
Holder
Ordinary Shares
Executive Directors
Charl Keyter
48,040
Non-executive Directors
Timothy Cumming
100
Rick Menell 44,800
Keith Rayner 70,000

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 11
SUMMARISED REPORT 2013 STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
statement of responsibility by the board of directors
The directors are responsible for the
preparation and fair presentation of
the consolidated annual financial
statements of Sibanye Gold Limited,
comprising the consolidated
statement of financial position at
31 December 2013, and the income
statement and statements of
comprehensive income, changes in
equity and cash flows for the year
then ended, and the notes to the
consolidated financial statements
which include a summary of
significant accounting policies
and other explanatory notes, in
accordance with IFRS, the SAICA
Financial Reporting Guides as issued
by the Accounting Practices
Committee and Financial Reporting
Pronouncements as issued by the
Financial Reporting Standards
Council, as well as the requirements
of the South African Companies Act
and the JSE Listing Requirements.
In addition, the directors are
responsible for preparing the
directors’ report.
The directors consider that, in preparing
the consolidated financial statements,
they have used the most appropriate
accounting policies, consistently
applied and supported by reasonable
and prudent judgements and
estimates, and that all IFRS standards
that they consider to be applicable
have been complied with for the
financial year ended 31 December 2013.
The directors are satisfied that the
information contained in the
consolidated financial statements
fairly presents the results of operations
for the year and the financial position
of the Company and the Group at
year end. The directors also prepared
the information included in the
Integrated Report and are responsible
for both its accuracy and its
consistency with the consolidated
financial statements.
The directors have responsibility for
ensuring that accounting records are
kept. The accounting records should
disclose with reasonable accuracy
the financial position of the Company
and the Group to enable the
directors to ensure that the
consolidated financial statements
comply with the relevant legislation.
The Company and the Group
operated in a well-established control
environment, which is well
documented and regularly reviewed.
This incorporates risk management
and internal control procedures,
which are designed to provide
reasonable assurance that assets are
safeguarded and the material risks
facing the business are being
controlled.
The directors have made an
assessment of the ability of the
Company and its subsidiaries to
continue as going concern and
have no reason to believe that the
businesses will not be going concerns
in the year ahead.
Sibanye has adopted a Code of
Ethics which is available on the
Sibanye website and which is adhered
to by the Group. The Group’s external
auditors, KPMG Inc. audited the
consolidated financial statements.
The consolidated annual financial
statements were approved by the
Board of Directors on 25 April 2014
and are signed on its behalf by:
Neal Froneman
Chief Executive Ofﬁcer
Charl Keyter
Chief Financial Ofﬁcer
25 April 2014

12 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 SUMMARISED FINANCIAL STATEMENTS
summarised financial statements
for the year ended 31 December 2013
The summarised consolidated
ﬁnancial results have been derived
from the audited consolidated
ﬁnancial statements of Sibanye
Gold Limited (Sibanye) for the year
ended 31 December 2013, which
were approved on 25 April 2014
by the Sibanye board of directors.
The audited consolidated ﬁnancial
statements are available on our
website www.sibanyegold.co.za.
The summarised consolidated
ﬁnancial results do not contain
sufﬁcient information to allow for a
complete understanding of the results
and state of affairs of the group, which
is provided by the detailed audited
consolidated ﬁnancial statements.
For a printed copy of the audited
consolidated ﬁnancial statements,
please contact the Sibanye investor
relations department. Refer to the
contact details on page 33.
BASIS OF PREPARATION AND
ACCOUNTING POLICIES
The summarised consolidated
ﬁnancial results for the year ended
31 December 2013 are prepared in
accordance with the requirements
of the JSE Listing Requirements
and the Companies Act of South
Africa. The JSE Listing Requirements
require a summary to be prepared
in accordance with the framework
concepts, the measurement
and recognition requirements of
International Financial Reporting
Standards (IFRS), the SAICA Financial
Reporting Guides as issued by the
Accounting Practices Committee and
must also, as a minimum, contain the
information required by IAS 34 Interim
Financial Reporting. The accounting
policies applied in the preparation
of the summarised consolidated
ﬁnancial statements are in terms
of IFRS and also consistent with
those applied in the consolidated
ﬁnancial statements for the year
ended 31 December 2012, except for
the adoption of applicable revised
and/or new standards issued by the
International Accounting Standards
Board. The newly adopted standards
did not materially impact the Group’s
ﬁnancial results, other than disclosures.
The translation of the Group ﬁnancial
statements into US dollars is based
on the average exchange rate for
the year for the income statement
and cash ﬂow statement and the
year-end closing exchange rate for
the statement of ﬁnancial position
items. Exchange differences on
translation are accounted for in the
statement of comprehensive income.
This information is provided as
supplementary information only.
Where necessary, comparative
periods may be adjusted to conform
to changes in presentations.
With effect from 1 January 2013 the
Group changed its classiﬁcation
of environmental rehabilitation
inﬂation from operating costs to
ﬁnance expenses, to better reﬂect
the nature of the expenses as well
as align it with its peers. The previous
comparative period has been
classiﬁed to conform to the current
year’s presentation. This resulted in
R49.8 million (US$6.1 million) for the

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 13
year ended 31 December 2012 being
reclassiﬁed from operating costs to
ﬁnance expense. This reclassiﬁcation
had no effect on proﬁt before royalties
and taxation.
With effect of 1 January 2013 the
Group has disclosed other income
and other costs separately in
order to enhance disclosure as
they were previously disclosed
as a net amount in other costs.
The 31 December 2012 amount of
R121.3 million (US$14.8 million), has
been reclassiﬁed as other income
R247.2 million (US$30.1 million)
and other costs R368.5 million
(US$44.9 million).
The reclassiﬁcations have no impact
on the opening balances of the
statement of ﬁnancial position,
therefore no third statement of
ﬁnancial position has been prepared
in terms of IAS 1.
The distributable reserve
”Transactions with non-controlling
interests” of R3,648.5 million
(US$512.1 million) previously included
in other reserves has been combined
with accumulated loss to indicate the
nature of the reserve with effect from
31 December 2011.
The summarised consolidated
ﬁnancial statements have been
prepared by the corporate
accounting staff of Sibanye headed
by Pieter Henning, Vice President
Corporate Finance. This process was
supervised by Charl Keyter, Chief
Financial Ofﬁcer.
RELATED PARTY TRANSACTIONS
The Group, in the ordinary course of
business, entered into various sale and
purchase transactions with related
parties.
INDEPENDENT AUDIT BY THE
AUDITORS
These summarised consolidated
ﬁnancial results have been derived
from the audited consolidated
ﬁnancial statements of Sibanye for
the year ended 31 December 2013,
on which the auditors, KPMG Inc.,
have expressed an unmodiﬁed audit
opinion. KPMG Inc. has also issued
an unmodiﬁed audit report on these
summarised ﬁnancial statements,
stating that these summarised
ﬁnancial statements are consistent,
in all material respects, with the
audited consolidated ﬁnancial
statements. The auditor’s report
does not necessarily report on all
the information contained in this
Summarised Report. Shareholders
are therefore advised that in order
to obtain a full understanding of the
nature of the auditor’s engagement
they should obtain a copy of the
auditor’s reports and the audited
consolidated ﬁnancial statements,
which are available for inspection at
the registered ofﬁce of the Company.

14 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 CONSOLIDATED INCOME STATEMENT
consolidated income statement
for the year ended 31 December 2013
US dollar Figures in million SA rand
2012 2013 2013 2012
2,021.2 2,013.7 Revenue 19,331.2 16,553.5
(1,610.1) (1,570.5)          Cost of sales (15,077.2) (13,186.6)
411.1 443.2 Net operating proﬁt 4,254.0 3,366.9
12.9 16.7 Investment income 160.3 105.5
(21.6) (43.8)          Finance expense (420.3) (176.7)
(32.2) (31.9)          Share-based payments (305.8) (263.5)
11.4 5.4
Share of results of equity–accounted investees
after taxation
51.5 93.1
1.7 (0.5)          (Loss)/gain on financial instruments (4.6) 13.8
0.1 6.7 Gain on foreign exchange differences 24.0 1.2
30.1 22.8 Other income 219.3 247.2
(44.9) (32.8)           Other costs (314.9) (368.5)
– (89.7)          Impairment (821.0) –
0.3 0.6 Profit on disposal of property, plant and equipment 5.5 2.4
– (3.1)         Loss on loss of control of subsidiary (30.2) –
– (1.0)         Transaction costs (9.3) –
(15.2) (45.8)          Restructuring costs (439.4) (124.1)
353.7 246.8 Proﬁt before royalties and taxation 2,369.1 2,897.3
(34.4) (43.2)          Royalties (414.6) (282.1)
319.3 203.6 Proﬁt before taxation 1,954.5 2,615.2
44.6 (26.7)           Mining and income taxation (256.2) 365.0
363.9 176.9 Proﬁt for the year 1,698.3 2,980.2
Attributable to:
363.8 176.3 Owners of Sibanye 1,692.4 2,979.6
0.1 0.6 Non-controlling interests 5.9 0.6
Earnings per share attributable to owners
of Sibanye
36,380,000 27 Basic earnings per share – cents 260 297,960,000
36,380,000 27 Diluted earnings per share – cents 255 297,960,000
8.19 9.60 Average exchange rate R/US$1

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 15
SUMMARISED REPORT 2013 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
consolidated statement of comprehensive income
for the year ended 31 December 2013
US dollar
Figures in million
SA rand
2012
2013
2013
2012
363.9
176.9
Profit for the year
1,698.3
2,980.2
69.6
(111.0)              Other comprehensive income net of taxation
–
–
69.6
(111.0)
Currency translation adjustments on convenience
translation
–
–
433.5
65.9
Total comprehensive income for the year
1,698.3
2,980.2
Attributable to:
433.4
65.3
Owners of Sibanye
1,692.4
2,979.6
0.1
0.6
Non-controlling interests
5.9
0.6
8.19
9.60
Average exchange rate R/US$1

16 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
consolidated statement of financial position
as at 31 December 2013
US dollar
Figures in million
SA rand
2012
2013
2013
2012
ASSETS
2,094.7
1,672.2
Non–current assets
17,289.9
17,950.6
1,911.0
1,465.3
Property, plant and equipment
15,151.0
16,376.1
25.5
26.6
Equity-accounted investments
275.1
218.6
0.2
0.1
Investments
1.4
1.5
155.3
153.6
Environmental rehabilitation obligation funds
1,588.1
1,331.1
–
23.1
Financial guarantee asset
238.5
–
2.7
3.5
Deferred taxation
35.8
23.3
203.9
261.7
Current assets
2,705.0
1,747.1
40.7
18.1
Inventories
187.1
348.9
65.2
94.3
Trade and other receivables
973.8
558.3
–
5.0
Current portion of financial guarantee asset
51.7
–
64.0
–
Related-party receivables
–
548.1
34.0
144.3
Cash and cash equivalents
1,492.4
291.8
2,298.6
1,933.9
Total assets
19,994.9
19,697.7
EQUITY AND LIABILITIES
(1,128.1)
911.2
Equity attributable to owners of Sibanye
9,421.2
(9,668.1)
–
1,955.3
Stated share capital
17,245.8
–
767.6
678.8
Other reserves
2,643.3
2,429.9
(1,895.7)
(1,722.9)           Accumulated loss
(10,467.9)
(12,098.0)
(0.5)
0.2
Non-controlling interest
2.2
(4.6)
(1,128.6)
911.4
Total equity
9,423.4
(9,672.7)
926.9
675.1
Non-current liabilities
6,980.0
7,942.3
488.4
361.3
Deferred taxation
3,735.4
4,185.5
233.5
144.2
Borrowings
1,491.4
2,000.0
202.9
160.6
Environmental rehabilitation obligation
1,660.7
1,739.1
2.1
1.6
Post-retirement healthcare obligation
16.3
17.7
–
7.4
Share-based payment obligations
76.2
–
2,500.3
347.4
Current liabilities
3,591.5
21,428.1
206.6
200.5
Trade and other payables
2,073.0
1,769.6
22.8
20.0
Financial guarantee liability
206.6
196.4
11.2
74.2
Taxation and royalties payable
767.2
96.6
259.0
48.3
Current portion of borrowings
499.5
2,220.0
–
4.4
Current portion of share-based payment obligations
45.2
–
2,000.7
–
Related-party payables
–
17,145.5
2,298.6
1,933.9
Total equity and liabilities
19,994.9
19,697.7
8.57
10.34
Closing exchange rate R/US$1

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 17
SUMMARISED REPORT 2013 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
consolidated statement of changes in equity
for the year ended 31 December 2013
Foreign
Equity
Stated
currency
Share-based
Accum-
attributable
Non-
share
translation
payment
ulated
to owners
controlling
Total
SA rand (Figures in million)
capital
adjustment
reserve
loss
of Sibanye
interests
equity
Balance at 31 December 2011 – – 2,166.4 (14,136.1) (11,969.7) (5.9) (11,975.6)
Total comprehensive income
for the year
– – – 2,979.6 2,979.6 0.6 2,980.2
Profit for the year – – – 2,979.6 2,979.6 0.6 2,980.2
Other comprehensive income – – – – – – –
Share-based payments – – 263.5 – 263.5 – 263.5
Dividends paid – – – (731.3) (731.3) – (731.3)
Transaction with non-controlling
interests
– – – – – 0.7 0.7
Transaction with shareholder – – – (210.2) (210.2) – (210.2)
Balance at 31 December 2012 – – 2,429.9 (12,098.0) (9,668.1) (4.6) (9,672.7)
Total comprehensive income
for the year
– – – 1,692.4 1,692.4 5.9 1,698.3
Profit for the year – – – 1,692.4 1,692.4 5.9 1,698.3
Other comprehensive income – – – – – – –
Share-based payments – – 213.4 – 213.4 – 213.4
Share subscription 17,245.8 – – – 17,245.8 – 17,245.8
Dividends paid – – – (271.9) (271.9) – (271.9)
Transaction with non-controlling
interests
– – – – – 3.0 3.0
Loss of control of subsidiary – – – – – (2.1) (2.1)
Transaction with shareholder – – – 209.6 209.6 – 209.6
Balance at 31 December 2013 17,245.8 – 2,643.3 (10,467.9) 9,421.2 2.2 9,423.4
US dollar (Figures in million)
Balance at 31 December 2011 – 369.7 296.1 (2,138.1) (1,472.3) (0.7) (1,473.0)
Total comprehensive income
for the year
– 69.6 – 363.8 433.4 0.1 433.5
Profit for the year – – – 363.8 363.8 0.1 363.9
Other comprehensive income – 69.6 – – 69.6 – 69.6
Share-based payments – – 32.2 – 32.2 – 32.2
Dividends paid – – – (95.5) (95.5) – (95.5)
Transaction with non-controlling
interests
– – – – – 0.1 0.1
Transaction with shareholder – – – (25.9) (25.9) – (25.9)
Balance at 31 December 2012 – 439.3 328.3 (1,895.7) (1,128.1) (0.5) (1,128.6)
Total comprehensive income
for the year
– (111.0) – 176.3 65.3 0.6 65.9
Profit for the year – – – 176.3 176.3 0.6 176.9
Other comprehensive income – (111.0) – – (111.0) – (111.0)
Share-based payments – – 22.2 – 22.2 – 22.2
Share subscription 1,955.3 – – – 1,955.3 – 1,955.3
Dividends paid – – – (27.1) (27.1) – (27.1)
Transaction with non-controlling
interests
– – – – – 0.3 0.3
Loss of control of subsidiary – – – – – (0.2) (0.2)
Transaction with shareholder – – – 23.6 23.6 – 23.6
Balance at 31 December 2013 1,955.3 328.3 350.5 (1,722.9) 911.2 0.2 911.4

18 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 CONSOLIDATED STATEMENT OF CASH FLOWS
consolidated statement of cash flows
for the year ended 31 December 2013
US dollar Figures in million SA rand
2012 2013 2013 2012
CASH FLOWS FROM OPERATING ACTIVITIES
668.8 716.7 Cash generated by operations 6,840.0 5,477.4
(0.1)
(0.3)            Post-retirement healthcare payments
(2.7) (1.2)
–
(0.4)            Cash-settled share-based payments paid
(3.9) –
(79.0) 59.2 Change in working capital 568.7 (648.0)
589.7 775.2 Cash generated from operating activities 7,402.1 4,828.2
4.3 6.6 Interest received 63.3 35.3
(14.3)
(34.0)             Interest paid
(326.3) (116.9)
– 5.0 Guarantee fees received 47.0 –
(50.5)
(25.9)             Royalties paid
(249.0) (413.7)
(119.7)
(31.8)             Taxation paid
(304.8) (980.4)
(95.5)
(27.1)             Dividends paid
(271.9) (731.3)
314.0 668.0 Net cash from operating activities 6,360.4 2,621.2
CASH FLOWS FROM INVESTING ACTIVITIES
(379.4)
(302.2)             Additions to property, plant and equipment
(2,901.5) (3,106.9)
0.6 0.7
Proceeds on disposal of property, plant and
equipment
6.9 5.2
(3.0) (17.9)
Contributions to environmental rehabilitation
obligation funds
(172.3) (24.3)
–
(1.1)            Payment of environmental rehabilitation obligation
(10.5) –
– 0.6 Cash flow on loss of control of subsidiary 5.9 –
(381.8)
(319.9)              Net cash used in investing activities
(3,071.5) (3,126.0)
CASH FLOWS FROM FINANCING ACTIVITIES
– 1,955.3 Proceeds from shares issued on unbundling 17,245.8 –
–
(1,025.0)              Loans repaid
(9,840.0) –
515.3 793.8 Loans raised 7,620.0 4,220.0
(521.7)
(1,939.7)              Related-party loans repaid
(17,108.0) (4,272.4)
59.4 – Related-party loans raised – 486.2
–
(0.9)           Financing costs capitalised
(9.1) –
– 0.3 Proceeds on shares issued to non-controlling interests 3.0 –
53.0
(216.2)              Net cash (used in)/ﬂows from ﬁnancing activities
(2,088.3) 433.8
(14.8) 131.9
Net increase/(decrease) in cash and cash
equivalents
1,200.6 (71.0)
4.2
(21.6)              Effect of exchange rate fluctuation on cash held
– –
44.6 34.0
Cash and cash equivalents at the beginning
of the year
291.8 362.8
34.0 144.3 Cash and cash equivalents at the end of the year 1,492.4 291.8
8.19 9.60 Average exchange rate R/US$1
8.57 10.34 Closing exchange rate R/US$1

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 19
SUMMARISED REPORT 2013 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
notes to the consolidated ﬁnancial statements
for the year ended 31 December 2013
1.
SEGMENT REPORTING
Subsequent to the unbundling from the Gold Fields group, management has presented the Driefontein and Kloof segments separately and not in aggregate as the Kloof Driefontein Complex, this is in line with how the information from these operations is reviewed by and reported to the executive committee.
31 December 2012 SA rand
31 December 2013
Corporate
1
Beatrix
Kloof    Driefontein
Group       Figures in million
Group Driefontein Kloof
Beatrix             Corporate
1
– 3,913.0 6,693.9 5,946.6 16,553.5 Revenue 19,331.2 8,162.7 6,954.4 4,214.1 –
–
(2,622.4)        (3,899.0)    (4,302.4)    (10,823.8)        Operating costs
(11,973.3)           (4,881.2)       (4,100.7)         (2,991.4)
–
– 1,290.6 2,794.9 1,644.2 5,729.7 Operating proﬁt 7,357.9 3,281.5 2,853.7 1,222.7 –
(18.1) (631.8) (726.4)
(986.5)       (2,362.8)        Amortisation and depreciation
(3,103.9)        (1,458.0)        (1,096.5)
(528.1) (21.3)
(18.1) 658.8 2,068.5 657.7 3,366.9 Net operating proﬁt 4,254.0 1,823.5 1,757.2 694.6 (21.3)
11.2 19.3 36.8 38.2 105.5 Investment income 160.3 55.0 47.4 27.5 30.4
(5.3) (29.9) (78.5) (63.0)
(176.7)      Finance expense
(420.3) (193.6) (152.3) (72.8) (1.6)
(105.6) (42.3) (43.5) (72.1)
(263.5)      Share-based payments
(305.8) (61.1) (47.2) (41.8) (155.7)
164.5 (30.3) (65.1) (53.6) 15.5 Net other costs
2
(24.7) (67.0) (70.5) (40.4) 153.2
0.3 (8.0) (58.4) (84.3)
(150.4)      Non-recurring items
3
(1,294.4) (159.5) (125.6) (900.1) (109.2)
– (70.5) (145.3) (66.2)
(282.1)     Royalties
(414.6) (198.3) (147.1) (69.2) –
(24.4) (121.5) (306.3) (22.6)
(474.8)     Current taxation
(809.8) (427.7) (273.5) (97.5) (11.1)
16.9 238.2 207.4 377.3 839.8 Deferred taxation 553.6 174.0 18.3 336.3 25.0
39.5 613.8 1,615.6 711.4 2,980.2 Proﬁt for the year 1,698.3 945.3 1,006.7 (163.4) (90.3)
Proﬁt/(loss) attributable to:
38.9 613.8 1,615.6 711.4 2,979.6 Owners of the parent 1,692.4 945.3 1,006.7 (163.4) (96.2)
0.6 – – – 0.6 Non-controlling interest holders 5.9 – – – 5.9
22.5 210.7 504.5 241.3 979.0 Sustaining capital expenditure 1,018.5 320.2 459.8 200.6 37.9
– 447.5 830.8 849.6 2,127.9 Ore reserve development 1,883.0 702.8 843.8 336.4 –
22.5 658.2 1,335.3 1,090.9 3,106.9 Total capital expenditure 2,901.5 1,023.0 1,303.6 537.0 37.9
Figures may not add as they are rounded independently.
1
“Corporate” represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.
2
Net other costs consists of (loss)/gain on financial instruments; gain on foreign exchange differences; other income and other costs as detailed in the income statement. “Corporate” net other costs includes the share of results of equity-accounted investees after taxation of R51.5 million (2012:
R93.1 million).
3
Non-recurring items consists of impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

20 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.
SEGMENT REPORTING (continued)
31 December 2012 US dollar 31 December 2013
Corporate
1
Beatrix
Kloof  Driefontein
Group Figures in million
Group  Driefontein
Kloof
Beatrix      Corporate
1
– 477.8 817.3 726.1 2,021.2 Revenue 2,013.7 850.3 724.4 439.0 –
– (320.2) (476.1)
(525.3)      (1,321.6)
Operating costs (1,247.2) (508.4) (427.2) (311.6) –
– 157.6 341.2 200.8 699.6 Operating proﬁt 766.5 341.9 297.2 127.4 –
(2.3) (77.1) (88.7) (120.5) (288.5) Amortisation and depreciation (323.3) (151.9) (114.2) (55.0) (2.2)
(2.3) 80.5 252.5 80.3 411.1 Net operating proﬁt 443.2 190.0 183.0 72.4 (2.2)
1.3 2.4 4.5 4.7 12.9 Investment income 16.7 5.7 4.9 2.9 3.2
(0.7) (3.6) (9.5) (7.8) (21.6) Finance expense (43.8) (20.1) (15.8) (7.6) (0.3)
(12.9) (5.2) (5.3) (8.8) (32.2) Share-based payments (31.9) (6.4) (4.9) (4.4) (16.2)
20.2 (3.7) (8.0) (6.6) 1.9 Net other costs
2
1.6 (6.9) (7.3) – 15.8
– (1.0) (7.1) (10.3) (18.4) Non-recurring items
3
(139.0) (16.6) (13.1) (98.0) (11.3)
– (8.6) (17.7) (8.1) (34.4) Royalties (43.2) (20.7) (15.3) (7.2) –
(3.0) (14.8) (37.4) (2.8) (57.9) Current taxation (84.4) (44.6) (28.5) (10.1) (1.2)
2.0 29.1 25.3 46.1 102.5 Deferred taxation 57.7 18.2 1.9 35.0 2.7
4.7 74.9 197.3 86.9 363.9 Proﬁt for the year 176.9 98.5 104.9 (17.0) (9.5)
Proﬁt/(loss) attributable to:
4.6 74.9 197.3 86.9 363.8 Owners of the parent 176.3 98.5 104.9 (17.0) (10.1)
0.1 – – – 0.1 Non-controlling interest holders 0.6 – – – 0.6
2.7 25.7 61.6 29.5 119.6 Sustaining capital expenditure 106.1 33.4 47.9 20.9 3.9
– 54.7 101.4 103.7 259.8 Ore reserve development 196.1 73.2 87.9 35.0 –
2.7 80.4 163.0 133.2 379.4 Total capital expenditure 302.2 106.6 135.8 55.9 3.9
Figures may not add as they are rounded independently.
The average exchange rate for the year end 31 December 2013 was R9.60/US$1 (2012: R8.19/US$1).
1
“Corporate” represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.
2
Net other costs consists of (loss)/gain on financial instruments; gain on foreign exchange differences; other income and other costs as detailed in the income statement. “Corporate” net other costs includes the share of results of equity-accounted investees after taxation of US$5.4 million
(2012: US$11.4 million).
3
Non-recurring items consists of Impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.
2.
SHARE-BASED PAYMENTS
In terms of the previously existing Gold Fields Limited Share Plans, all Gold Fields shares vested pro rata (“no fault termination” rules applied) to Sibanye employees following the unbundling of Sibanye. The proportionate unvested options under the Gold Fields Limited Share Plans on date of unbundling were replaced with Sibanye share options to the equivalent value, under the Sibanye Gold 2013 Share Plan.
Sibanye’s Remuneration Committee has limited the issuance of share options for the 2013 allocation under the Sibanye Gold 2013 Share Plan (the SGL Share Plan) to senior management only. Middle and certain Senior employees, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (the SGL Phantom Scheme). Notwithstanding that the
SGL Phantom Scheme is not subject to compliance with the JSE Listings Requirements as it is a purely cash-settled remuneration scheme, the SGL Share Plan rules apply, in all material aspects, to the SGL Phantom Scheme, other than the issue of new shares to participants.
The share-based payment expense for the year ended 31 December 2013 of R306 million (US$32 million)
(2012: R264 million (US$32 million)) consists of R213 million (US$22 million) (2012: R264 million (US$32 million)) relating to the SGL Share Plan and R93 million (US$10 million) (2012: Rnil (US$nil)) relating to the SGL Phantom Scheme.
The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-
settled share options is included in (loss)/gain on ﬁnancial instruments in the income statement.
3.           IMPAIRMENT
An underground ﬁre during February 2013 at Beatrix West affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. As a result a decision was taken during the six months ended 30 June 2013 to impair Beatrix West’s mining assets by R821 million (US$90 million).
notes to the consolidated ﬁnancial statements continued
for the year ended 31 December 2013

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 21
4.
DEFERRED TAXATION
The mining operations are taxed on a variable rate that increases as proﬁtability increases. The tax rate used to calculate deferred tax is based on the group’s current estimate of future proﬁtability when temporary differences will reverse. Depending on the proﬁtability of the operations, the tax rate can be signiﬁcantly different from year to year.
The estimated long term deferred tax rate at which the temporary differences will reverse has been revised lower, resulting in a tax credit of R214 million (US$22 million) for the year ended 31 December 2013. The Beatrix West impairment also resulted in a deferred tax credit of R230 million (US$25 million) in the year ended 31 December 2013.
During 2012, the statutory tax rate for gold mining companies changed and resulted in a deferred tax credit of
R1.0 billion (US$123 million).
5.
HEADLINE AND DILUTED EARNING PER SHARE
US dollars
SA rand
2012
2013
2013
2012
363.8
176.3
Reconciliation of proﬁt attributable to owners
of Sibanye to headline earnings
Profit attributable to owners of Sibanye
1,692.4
2,979.6
(0.3)
(0.6)          Profit on disposal of property, plant and equipment
(5.5)
(2.4)
–
89.7
Impairment
821.0
–
–
3.1
Loss on loss of control of subsidiary
30.2
–
0.1
(24.9)          Taxation effect of remeasurement items
(228.3)
0.7
363.6
243.6
Headline earnings
2,309.8
2,977.9
36,360,000
37
Headline earnings per share – cents
355
297,790,000
36,360,000
37
Diluted headline earnings per share – cents
348
297,790,000
6.
INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED
The share of results of equity-accounted investees after taxation amounting to R51.5 million (US$5.4 million), relates to
Sibanye’s 33.1% interest in Rand Reﬁnery Proprietary Limited (Rand Reﬁnery). Rand Reﬁnery has not issued its audited results for its year ended 30 September 2013 and therefore Sibanye’s share of results has been based on unaudited management accounts.
Rand Reﬁnery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its ﬁnancial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand Reﬁnery has not been able to fully reconcile certain accounts at
30 September 2013. Rand Reﬁnery’s management team is currently resolving the problems encountered with the
ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the ERP system to determine if any adjustments to their current ﬁnancial records are required. At this stage, the Rand Reﬁnery management team cannot be certain that the results in its management accounts are accurate. Accordingly there is uncertainty around the results of the associate after tax in Sibanye’s results.
Any share of potential adjustments from the unaudited management accounts to be recognised will be limited to the current carrying value of its investment in Rand Reﬁnery as no guarantees were provided to Rand Reﬁnery.
7.
FINANCIAL GUARANTEE ASSET AND LIABILITY
As of 18 February 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye, similarly Sibanye has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remains a guarantor of the US$1 billion 4.875% guaranteed notes (the Notes) issued by Gold Fields Orogen Holding (BVI) Limited
(Orogen, a subsidiary of Gold Fields) on 30 September 2010, due to mature on 7 October 2020. Interest on these notes is due and payable semi-annually on 7 April and 7 October in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, Gold Fields Operations Limited and
Gold Fields Holdings Company (BVI) Limited (collectively the Guarantors), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.
An indemnity agreement (the Indemnity Agreement) has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye) hold Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on

22 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.
FINANCIAL GUARANTEE ASSET AND LIABILITY (continued)
the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place.
The Group initially recognised the ﬁnancial guarantee liability at fair value of the guarantee in connection with the
Notes. The liability is amortised over the remaining period of the bond and should facts and circumstances change on the ability of the Gold Fields group’s ability to meet its obligation under the Notes, the liability will be re-valued accordingly. As at 31 December 2013 the balance was R207 million (US$20 million)
(31 December 2012: R196 million (US$23 million)).
As of 18 February 2013, Orogen is obliged to pay a bi-annual guarantee fee to the Sibanye until it has been released as a guarantor under the Notes. The group has raised a receivable under the ﬁnancial guarantee asset for the future fee income.
As at 31 December 2013 the balance was R290 million (US$ 28 million), R52 million (US$5 million) of which is current.
Sibanye has ceded all of its rights, title and interest in and to the Indemnity Agreement and the Guarantee Fee
agreement in favour of the lenders of the R4.5 billion Facility, jointly and severally, as security for its obligations under the facilities.
8.           BORROWINGS
On 18 February 2013, the date of unbundling from Gold Fields, Sibanye reﬁnanced its R3,500 million (2012: R3,000 million)
long-term credit facilities and R900 million (2012: R1,220 million) short-term credit facilities, which were Gold Fields group debt facilities, by drawing down R4,570 million under the Bridge Loan Facilities.
Sibanye repaid R2,570 million of the Bridge Loan Facilities during the year and on 13 December 2013, Sibanye repaid the balance of the Bridge Loan Facilities by drawing down R2,000 million under the new R4.5 billion Facilities.
The terms and conditions of the R4.5 billion Facilities are more favourable and less restrictive than the Bridge Loan Facilities.
9.
OCCUPATIONAL HEALTHCARE SERVICES CONTINGENT LIABILITY
The Group provides occupational healthcare services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost has not yet been quantified. The Group is monitoring developments in this regard.
The principal health risks associated with Sibanye’s mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting
Sibanye’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (COAD) as well as noise induced hearing loss (NIHL). The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under
ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Sibanye to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye’s results of operations and financial condition. In addition,
Sibanye may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established
(if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On 21 August 2012, a court application was served on a group of respondents that included Sibanye (the August
Respondents). On 21 December 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye (the December Respondents and, together with the August Respondents, the
Respondents), on 10 January 2013, on behalf of classes of mine workers, former mine workers and their dependants who were previously employed by, or who are currently employed by, amongst others, Sibanye and who allegedly contracted silicosis and/or other occupational lung diseases (the “Classes”). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the “Applications”.
These Applications request that the court certify a class action to be instituted by the applicants on behalf of the
Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the
Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the
Respondents or the quantum of damages the applicants may seek.
notes to the consolidated ﬁnancial statements continued
for the year ended 31 December 2013

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 23
9.
OCCUPATIONAL HEALTHCARE SERVICES CONTINGENT LIABILITY (continued)
With respect to the Applications Sibanye has filed a notice of its intention to oppose the Applications and has instructed its attorneys to defend the claims. Sibanye and its attorneys are engaging with the applicants’ attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which
Sibanye must file its papers opposing the Applications) and the possible consolidation of the separate applications.
The two class actions were consolidated into one action during 2013 and the attorneys for the Applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application. Sibanye has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail. Accordingly,
Sibanye cannot quantify its potential liability from these actions.
10.
EVENTS AFTER THE REPORTING DATE
There were no events that could have a material impact on the ﬁnancial results of the Group after 31 December 2013, other than what is disclosed below.
Final dividend declared
The Board approved a maiden final dividend of 75 cents per share (ZAR), resulting in a total dividend of 112 cents per share (ZAR) in 2013.
Cooke Operations acquisition
Sibanye announced on 21 August 2013, that it had entered into an agreement with Gold One International Limited
(Gold One) to acquire its Cooke underground and surface operations (Cooke Operations). The consideration for the acquisition will be approximately 150 million new Sibanye ordinary shares, or such number of shares that represents 17%
of Sibanye’s issued share capital, on a fully diluted basis on the closing of the transaction. The transaction is subject to the fulfilment of various conditions precedent and is likely to be concluded during 2014.
In terms of the Interim Management and Funding Agreement between Gold One and Sibanye, Sibanye has been appointed, effective 1 March 2014, to manage the business and mining activities of the Cooke Operations. Sibanye will be entitled to make available loan facilities to the Cooke Operations to fund working capital requirements. The loans are repayable in the event that the acquisition is terminated and not implemented. In such an event the loans are guaranteed by Gold One.
Witwatersrand Consolidated Gold Resources Limited acquisition
Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of
Witwatersrand Consolidated Gold Resources Limited (Wits Gold) for a cash consideration of approximately R407 million
(US$39 million) (the Scheme Consideration). The transaction was subject to the fulﬁlment of various conditions precedent which were completed on 14 April 2014.
Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations
111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million (US$40 million) was held in the escrow account and forms part of the Group’s cash and cash equivalents balance.
On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.
On 14 April 2014, Sibanye paid the Scheme Consideration to Wits Gold shareholders and obtained control (100%)
of Wits Gold.
Sibanye decided to proceed with the ﬁnal binding offer (the Offer) as submitted to the business rescue practitioner of Southgold Exploration Proprietary Limited (Southgold) to acquire Southgold, sole owner of the Burnstone gold mine and assets. The acquisition of Southgold subject to the fulﬁlment of certain outstanding conditions.
11.        LIQUIDITY
The Group’s current liabilities exceeded its current assets by R887 million (US$86 million) as at 31 December 2013.
Current liabilities at year end include the ﬁnancial guarantee liability of R207 million (US$20 million) (refer to note 7)
which does not reﬂect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields is currently in the position to meet its obligations under the Notes.
With the Bridge Loan Facilities reﬁnanced Sibanye was in a position to actively manage its debt position and as a result repaid an additional R500 million debt in December 2013, effectively applying cash, a current asset, to reduce long term borrowings.
The Directors believe that the cash-generated by its operations and the remaining balance of the Company’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

24 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 NOTICE OF THE ANNUAL GENERAL MEETING
Notice is hereby given to shareholders that the annual general meeting (AGM) of Sibanye Gold Limited (the Company)
for the year ended 31 December 2013 will be held at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon,
Westonaria, 1780, South Africa, on 17 June 2014 at 09:00 to (i) deal with such business as may lawfully be dealt with at the meeting; and (ii) consider and, if deemed ﬁt, pass, with or without modiﬁcation, the ordinary and special resolutions set out hereunder in the manner required by the Companies Act, 2008 (Act No 71 of 2008) (as amended) (the Act), as read with the JSE Limited listings requirements and other stock exchanges on which the Company’s ordinary shares are listed.

Kindly note that, in terms of section 63(1) of the Act, meeting participants (including proxies) will be required to provide reasonably satisfactory identiﬁcation before being entitled to participate in or vote at the AGM. Forms of identiﬁcation that will be accepted include original and valid identity documents, driver’s licences and passports.

RECORD DATES, PROXIES AND VOTING
In terms of section 59(1)(a) and (b) of the Act, the Board of the Company has set the record dates for the purposes of determining which shareholders are entitled to:

•    receive notice of the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to receive notice of the AGM) as 25 April 2014; and
•    participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as 11 June 2014.

Shareholders who have not dematerialised their shares or who have dematerialised their shares with “own-name”
registration, and who are entitled to attend, participate in and vote at the AGM, are entitled to appoint a proxy to attend, speak and vote in their stead. A proxy need not be a shareholder and shall be entitled to vote on a show of hands or poll.
It is requested that proxy forms be forwarded so as to reach the transfer secretaries in South Africa or the United Kingdom by no later than 48 (forty-eight) hours before the commencement of the AGM. If shareholders who have not dematerialised their shares or who have dematerialised their shares with “own-name” registration, and who are entitled to attend, participate in and vote at the AGM do not deliver the proxy forms to the transfer secretaries in South Africa or the United
Kingdom by the relevant time, such shareholders will nevertheless be entitled to lodge the form of proxy in respect of the
AGM immediately prior to the AGM, in accordance with the instructions therein, with the Chair of the AGM.

Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with “own-name” registration, should contact their Central Securities Depository Participant (CSDP) or broker in the manner and within the time stipulated in the agreement entered into between them and their CSDP or broker:

•  to furnish them with their voting instructions; or
•  in the event that they wish to attend the AGM, to obtain the necessary letter of representation to do so.

On a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have only one vote irrespective of the number of shares such shareholder holds. On a poll, every shareholder present in person or represented by proxy and entitled to vote shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company.

ELECTRONIC PARTICIPATION
The Company intends to offer shareholders reasonable access to attend the AGM through electronic conference call facilities, in accordance with the provisions of the Act. Shareholders wishing to participate electronically in the AGM are required to deliver written notice to the Company at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon,
Westonaria, 1780, South Africa (marked for the attention of Cain Farrel, the Company Secretary), by no later than 09:00 on 10 June 2014, that they wish to participate via electronic communication at the AGM (the electronic notice). In order for the electronic notice to be valid it must state: (a) if the shareholder is an individual, a certiﬁed copy of his identity document and/or passport; (b) if the shareholder is not an individual, a certiﬁed copy of a resolution by the relevant entity and a certiﬁed copy of the identity documents and/or passports of the persons who passed the relevant resolution, which resolution must set out who from the relevant entity is authorised to represent the relevant entity at the AGM via electronic notice of the annual general meeting

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 25
communication; and (c) a valid email address and/or facsimile number (“the contact address/number”). Voting on shares will not be possible via electronic communication and, accordingly, shareholders participating electronically and wishing to vote their shares at the AGM will need to be represented at the AGM, either in person, by proxy or by letter of representation. The Company shall use its reasonable endeavours, on or before 09:00 on 12 June 2014, to notify the shareholder, who has delivered a valid electronic notice, at its contact address/number, of the relevant details through which the shareholder can participate via electronic communication.
When reading the resolutions below, please refer to the explanatory notes for the resolutions on pages 29 to 30.
PRESENTATION OF ANNUAL FINANCIAL STATEMENTS AND REPORTS
The consolidated ﬁnancial statements of the Company and its subsidiaries, including the independent auditors’, Audit
Committee’s and directors’ reports for the year ended 31 December 2013, have been distributed as required and will be presented to the shareholders at the AGM.
A complete set of the audited consolidated ﬁnancial statements, together with the abovementioned reports, are set out on pages 100 to 147 of the Integrated Report.
SOCIAL AND ETHICS COMMITTEE
In accordance with Regulation 43(5)(c) of the Act, the Chair of the Social and Ethics Committee will report to shareholders at the AGM.
ORDINARY RESOLUTION NUMBER 1
Re-appointment of auditors
“Resolved that KPMG Inc., upon the recommendation of the current Audit Committee of the Company, be re-appointed as the auditors of the Company until the conclusion of the next AGM.”
ORDINARY RESOLUTION NUMBER 2
Election of a director
“Resolved that ZST Skweyiya, who was appointed to the Board on 1 October 2013 and who retires in terms of the Company’s
Memorandum of Incorporation, and who is eligible and available for election, is elected as a director of the Company.”
A brief CV is set out on page 5.
ORDINARY RESOLUTION NUMBER 3
Re-election of a director
“Resolved that MS Moloko, who was appointed to the Board on 1 January 2013 and who retires in terms of the Company’s
Memorandum of Incorporation, and who is eligible and available for re-election, is elected as a director of the Company.”
A brief CV is set out on page 4.
ORDINARY RESOLUTION NUMBER 4
Re-election of a director
“Resolved that NJ Froneman, who was appointed to the Board on 1 January 2013 and who retires in terms of the Company’s
Memorandum of Incorporation, and who is eligible and available for re-election, is elected as a director of the Company.”
A brief CV is set out on page 4.
ORDINARY RESOLUTION NUMBER 5
Re-election of a director
“Resolved that C Keyter, who was appointed to the Board on 9 November 2012 and who retires in terms of the Company’s
Memorandum of Incorporation, and who is eligible and available for re-election, is elected as director of the Company.”
A brief CV is set out on page 4.

26 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 NOTICE OF THE ANNUAL GENERAL MEETING
notice of the annual general meeting continued
ORDINARY RESOLUTION NUMBER 6
Re-election of a director
“Resolved that KA Rayner, who was appointed to the Board on 1 January 2013 and who retires in terms of the Company’s
Memorandum of Incorporation, and who is eligible and available for re-election, is elected as a director of the Company.”
A brief CV is set out on page 5.
ORDINARY RESOLUTION NUMBER 7
Re-election of a member and Chair of the Audit Committee
“Resolved that KA Rayner is re-elected as a member and the Chair of the Audit Committee with effect from the end of this
AGM, in terms of section 94(2) of the Act, subject to his re-election as a director pursuant to ordinary resolution number 6.
A brief CV is set out on page 5.
ORDINARY RESOLUTION NUMBER 8
Re-election of a member of the Audit Committee
“Resolved that RP Menell is re-elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.”
A brief CV is set out on page 4.
ORDINARY RESOLUTION NUMBER 9
Election of a member of the Audit Committee
“Resolved that NG Nika is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.”
A brief CV is set out on page 5.
ORDINARY RESOLUTION NUMBER 10
Election of a member of the Audit Committee
“Resolved that SC van der Merwe is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.”
A brief CV is set out on page 5.
ORDINARY RESOLUTION NUMBER 11
Approval for the issue of authorised but unissued ordinary shares
“Resolved that, as required by the Company’s Memorandum of Incorporation and subject to the provisions of section 41 of the Act and the requirements of any recognised stock exchange on which the shares in the capital of the Company may from time to time be listed, the directors are authorised, as they in their discretion think ﬁt, to allot and issue, or grant options over, shares representing not more than 5% (ﬁve per cent) of the number of ordinary shares in the issued share capital of the Company as at 31 December 2013 (for which purposes any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the beneﬁt of employees shall be excluded), such authority to ensure until the next AGM of the Company (whereupon this authority shall lapse unless it is renewed at the aforementioned AGM).”
ADVISORY ENDORSEMENT
Advisory endorsement of the remuneration policy
“To endorse, through a non-binding advisory vote, the Company’s remuneration policy (excluding the remuneration of the non-executive directors for their services as directors and members of the Board or statutory committees), as set out in the remuneration report contained on pages 86 to 91 of the Integrated Report.”
In terms of the Code of and Report on Governance Principles for South Africa (King III), released on 1 September 2009, an advisory vote should be obtained from shareholders on the Company’s annual remuneration policy. The vote allows shareholders to express their views on the remuneration policies adopted and the implementation thereof but will not be binding on the Company.

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 27
SPECIAL RESOLUTION NUMBER 1
Approval for the remuneration of non-executive directors
“Resolved that, in terms of section 66(9) of the Act, the following remuneration shall be payable to non-executive directors of the company with effect from 1 June 2014 for their services as directors:
per annum
The Chair of the Board R1,500,000
The Chair of the Audit Committee R287,000
The Chairs of the Nominating and Governance Committee, Risk Committee, Remuneration Committee,
Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)
R177,000
Members of the Board (excluding the Chairman of the Board) R793,000
Members of the Audit Committee (excluding the Chairman of the Board) R149,000
Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee,
Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)
R112,000
SPECIAL RESOLUTION NUMBER 2
Approval for the company to grant ﬁnancial assistance in terms of section 44 and 45 of the Act
“Resolved that, to the extent required by sections 44 and/or 45 of the Act, the Board may, subject to compliance with the requirements of the Act, the company’s Memorandum of Incorporation and the requirements of any recognised stock exchange on which the shares in the capital of the company may from time to time be listed, authorise the company to provide direct or indirect ﬁnancial assistance to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of this resolution and ending at the next AGM.”
SPECIAL RESOLUTION NUMBER 3
Acquisition of the company’s own shares
“Resolved that, pursuant to the company’s Memorandum of Incorporation, the company or any subsidiary of the company is hereby authorised by way of a general approval, from time to time, to acquire ordinary shares in the capital of the company in accordance with the Act and the JSE Listings Requirements, provided that:
(i)
the number of its own ordinary shares acquired by the company in any one ﬁnancial year shall not exceed 20% (twenty per cent) of the ordinary shares in issue at the date on which this resolution is passed;
(ii)
this authority shall lapse on the earlier of the date of the next AGM of the company or the date 15 (ﬁfteen) months after the date on which this resolution is passed;
(iii)
the Board has resolved to authorise the acquisition and that the company and its subsidiaries (the Group) will satisfy the solvency and liquidity test immediately after the acquisition and that, since the test was done, there have been no material changes to the ﬁnancial position of the Group;
(iv)     the acquisition must be effected through the order book operated by the JSE Limited trading system and done without any prior understanding or arrangement between the company and the counterparty;
(v)      the company only appoints one agent to effect any acquisition(s) on its behalf;
(vi)     the price paid per ordinary share may not be greater than 10% (ten per cent) above the weighted average of the market value of the ordinary shares for the 5 (ﬁve) business days immediately preceding the date on which an acquisition is made;
(vii)   the number of shares acquired by subsidiaries of the company shall not exceed 10% (ten per cent) in the aggregate of the number of issued shares in the company at the relevant times;
(viii)  the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as deﬁned in the JSE Listings Requirements;
(ix)
an announcement containing full details of such acquisitions of shares will be published as soon as the company and/or its subsidiaries have acquired shares constituting, on a cumulative basis 3% (three per cent) of the number of shares in issue at the date of the AGM at which this special resolution is considered and if approved, passed, and for each 3% (three per cent) in aggregate of the initial number acquired thereafter; and
(x)      the Group will, prior to an acquisition, obtain a working capital letter from its sponsor.”

28 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 NOTICE OF THE ANNUAL GENERAL MEETING
notice of the annual general meeting continued
The JSE Listings Requirements require, in terms of paragraph 11.26, the following disclosures, which appear in this
Summarised Report:
•  Directors and management – refer to pages 4 to 7
•  Major shareholders – refer to page 9
•  Material change – other than the facts and developments reported in the Integrated Report, there have been no material changes in the ﬁnancial or trading position of the Sibanye Group since the results for the year ended 31 December 2013 were published on 20 February 2014
•  Directors’ interest in securities – refer to page 10
•  Share capital of the company – refer to page 8
•  Responsibility statement – refer to page 11
•  Litigation – refer to pages 22 to 23 (for the occupational healthcare services litigation)

Other than the litigation referred to, on pages 22 to 23, Sibanye is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

The directors jointly and severally accept full responsibility for the accuracy of the information pertaining to the special resolutions and certify that to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolutions contain all information required by the Act and the JSE Listings Requirements.

Other than the facts and developments reported on in the Integrated Report, there have been no material changes in the affairs or ﬁnancial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.

By order of the directors

Cain Farrel

Corporate Secretary
Johannesburg

25 April 2014

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 29
SUMMARISED REPORT 2013 EXPLANATORY NOTES
ORDINARY RESOLUTION NUMBER 1
Re-appointment of auditors
In terms of section 90(1) of the Act, each year at its AGM, the Company must appoint an auditor who complies with the requirements of section 90(2) of the Act. Following a detailed review, which included an assessment of its independence, the current Audit Committee of the Company has recommended that KPMG Inc. be re-appointed as the auditors of the
Company.
ORDINARY RESOLUTION NUMBERS 2 TO 6
Election and re-election of directors
In terms of the Company’s Memorandum of Incorporation, 1/3 (one third) of the non-executive directors shall retire from ofﬁce each AGM. The non-executive directors so to retire at each AGM shall ﬁrstly be vacancies ﬁlled or additional directors appointed since the last AGM and then those who have been longest in ofﬁce since their last election. For avoidance of doubt, in determining the number of non-executive directors to retire, no account shall be taken of any executive directors.
Retiring non-executive directors shall be eligible for re-election.
The Board, through the Nominating and Governance Committee, has evaluated the past performance and contribution of the retiring non-executive directors and recommends that they be re-elected.
ORDINARY RESOLUTION NUMBERS 7 TO 10
Re-election of members of the Audit Committee
The members of the Audit Committee have been nominated by the Board for election as members of the Company’s Audit
Committee in terms of section 94(2) of the Act. The Board has reviewed the proposed composition of the Audit Committee against the requirements of the Act and the Regulations under the Act, and has conﬁrmed that, if all the individuals referred to above are re-elected, the committee will comply with the relevant requirements and have the necessary knowledge, skills and experience to enable it to perform its duties in terms of the Act.
ORDINARY RESOLUTION NUMBER 11
Approval for the issue of authorised but unissued ordinary shares
In terms of the Company’s Memorandum of Incorporation, read with the JSE Listings Requirements, the shareholders of the
Company may authorise the directors to, inter alia, issue any unissued ordinary shares and/or grant options over them, as the directors in their discretion think ﬁt.
The existing authority granted by the shareholders at the previous AGM is proposed to be renewed at this AGM. The authority will be subject to the provisions of the Act and the JSE Listings Requirements. The aggregate number of ordinary shares capable of being allotted and issued in terms of this resolution, other than in terms of the Company’s share or other employee incentive schemes, shall be limited to 5% (ﬁve per cent) of the number of ordinary shares in issue as at
31 December 2013 (the listing date).
The directors have decided to seek annual renewal of this authority in accordance with best practice. The directors have no current plans to make use of this authority but wish to ensure, by having it in place, that the Company has some ﬂexibility to take advantage of any business opportunities that may arise in the future.
SPECIAL RESOLUTION NUMBER 1
Approval for the remuneration of non-executive directors
Special resolution number 1 is proposed to enable the Company to comply with the provisions of sections 65(11)(h),
66(8) and 66(9) of the Act, which stipulate that remuneration to directors for their service as directors may be paid only in accordance with a special resolution approved by shareholders. The non-executive directors have decided to forego any increases for the following year. The next anticipated increase will, subject to shareholders approval, be on 1 June 2015 and on each anniversary of this date thereafter.
SPECIAL RESOLUTION NUMBER 2
Approval for the Company to grant ﬁnancial assistance in terms of sections 44 and 45 of the Act
Notwithstanding the title of section 45 of the Act, being loans or other ﬁnancial assistance to directors, on a proper interpretation thereof, the body of the section also applies to ﬁnancial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.
explanatory notes

30 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 EXPLANATORY NOTES
Further, section 44 of the Act may also apply to the ﬁnancial assistance so provided by a company to any related or inter-
related company or corporation, a member of a related or inter-related corporation, or a personal related to any such company, corporation or member, in the event that the ﬁnancial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the Company or a related or inter-related company, or for the purchase of any securities of the Company or a related or inter-related company.
Both sections 44 and 45 of the Act provide, inter alia, that the particular ﬁnancial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous 2 (two) years, which approved such assistance either for the speciﬁc recipient, or generally for a category of potential recipients, and the speciﬁc recipient falls within that category and the Board is satisﬁed that: (i) immediately after providing the ﬁnancial assistance, the Company would satisfy the solvency and liquidity test (as contemplated in the Act); and (ii) the terms under which the ﬁnancial assistance is proposed to be given are fair and reasonable to the Company.
As part of the normal conduct of the business of the Group, the Company, where necessary, may provide guarantees and other support undertakings to third parties which enter into ﬁnancial agreements with its subsidiaries and joint ventures or partnerships in which the Company or members of the Group have an interest. In the circumstances and in order to, inter alia,
ensure that the Company and its subsidiaries and other related and inter-related companies and entities continue to have access to ﬁnancing for purposes of reﬁnancing existing facilities and funding their corporate and working capital requirements, it is necessary to obtain the approval of the shareholders as set out in this special resolution. The Company would like the ability to continue to provide ﬁnancial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Act.
Furthermore, it may be necessary for the Company to provide ﬁnancial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or corporation, and/or to a member of a related or inter-related corporation, to subscribe for options or securities of the Company or another Company related or inter-related to it. Under the Act, the
Company will require the special resolution referred to above to be adopted.
It is therefore imperative that the Company obtains the approval of shareholders in terms of special resolution number 2 so that it is able to effectively organise its internal ﬁnancial administration.
SPECIAL RESOLUTION NUMBER 3
Acquisition of the Company’s own shares
Special resolution number 3 is sought to allow the Company and/or its subsidiaries (the Group) by way of a general authority to acquire its own issued shares (reducing the total number of ordinary shares of the Company in issue in the case of an acquisition by the Company of its own shares). At the present time, the directors have no speciﬁc intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors to use the general authority to acquire shares of the Company will be taken with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:
(i)   the Group will be able to pay its debts in the ordinary course of business for a period of 12 (twelve) months after the date of this notice;
(ii)  the assets of the Group will exceed the liabilities of the Company and its subsidiaries for a period of 12 (twelve) months after the date of this notice, recognised and measured in accordance with the accounting policies used in the latest audited annual Group ﬁnancial statements;
(iii)  the ordinary share capital and reserves of the Company and its subsidiaries will be adequate for the purposes of the business of the Company and its subsidiaries for the period of 12 (twelve) months after the date of this notice;
(iv) the working capital of the Company and its subsidiaries will be adequate for the purposes of the business of the
        Company and its subsidiaries for the period of 12 (twelve) months after the date of this notice.

The Company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any acquisition of the Company’s shares on the open market.
explanatory notes continued

Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting 31
SUMMARISED REPORT 2013 FORM OF PROXY
For use by certiﬁcated shareholders and own-name dematerialised shareholders at the AGM of the Company to be held at Libanon Business Park,
1 Hospital Street, (off Cedar Avenue), Libanon, Westonaria, at 09:00 on 17 June 2014.
Certiﬁcated shareholders or dematerialised shareholders with “own-name” registration, and who are entitled to attend and vote at the AGM, are entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a shareholder and shall be entitled to vote on a show of hands or poll.
Dematerialised shareholders, other than dematerialised shareholders with “own-name” registration, must not return this form of proxy to the Transfer
Secretaries or deliver it to the Chair of the AGM. Dematerialised shareholders, other than dematerialised shareholders with “own-name” registration, should instruct their CSDP or broker as to what action they wish to take. This must be done in the manner and time stipulated in the agreement entered into between them and their CSDP or broker.
I/we (Name in block letters) ________________________________________________________________________________________________
of (address in block letters) _________________________________________________________________________________________________
being the holder/s of ___________________________________________
1
ordinary shares in the issued share capital of the Company hereby appoint
__________________________________________________________ of____________________________________________ or, failing him/her
__________________________________________________________ of____________________________or, failing him/her, the Chair of the AGM as my/our proxy, to attend, speak on my/our behalf at the AGM to be held at Libanon Business Park, 1 Hospital Street, (off Cedar Avenue), Libanon, Westonaria,
on 17 June 2014 at 09:00 South African time and at any adjournment thereof, and to vote or abstain from voting on my/our behalf on the resolutions to be proposed at such AGM, with or without modiﬁcation, as follows:
For Against Abstain
ORDINARY RESOLUTION NUMBER 1 – Re-appointment of auditors
ORDINARY RESOLUTION NUMBER 2 – Election of a director: ZST Skweyiya
ORDINARY RESOLUTION NUMBER 3 – Re-election of a director: MS Moloko
ORDINARY RESOLUTION NUMBER 4 – Re-election of a director: NJ Froneman
ORDINARY RESOLUTION NUMBER 5 – Re-election of a director: C Keyter
ORDINARY RESOLUTION NUMBER 6 – Re-election of a director: KA Rayner
ORDINARY RESOLUTION NUMBER 7 – Re-election of a member and Chair of the
Audit Committee: KA Rayner
ORDINARY RESOLUTION NUMBER 8 – Re-election of a member of the Audit Committee:
RP Menell
ORDINARY RESOLUTION NUMBER 9 – Re-election of a member of the Audit Committee: NG Nika
ORDINARY RESOLUTION NUMBER 10 – Re-election of a member of the Audit Committee: SC van der Merwe
ORDINARY RESOLUTION NUMBER 11 – Approval for the issue of authorised but unissued ordinary shares
Advisory endorsement of the remuneration policy
SPECIAL RESOLUTION NUMBER 1 – Approval for the remuneration of non-executive directors
SPECIAL RESOLUTION NUMBER 2 – Approval for the Company to grant ﬁnancial assistance in terms of section 44 and 45 of the Act
SPECIAL RESOLUTION NUMBER 3 – Acquisition of the Company’s own shares
Every person entitled to vote who is present at the AGM shall be entitled to –
a. one vote on a show of hands irrespective of the number of shares such person holds or represents, provided that a proxy shall, irrespective of the number of shareholders she/he represents, have only one vote;
b. that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by the shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company in respect of every matter that may be decided by polling.
A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 10).
1
Insert number of securities in respect of which you are entitled to exercise voting rights.
This proxy form will lapse and cease to be of force and effect immediately after the AGM of the Company and any adjournment(s) thereof, unless it is revoked earlier (as to which see notes 15 and 16).
Signed _____________________________________________at ___________________________________ on _______________________________________ 2014
(Name in block letters)
Signature _______________________________________________________________________________________________________________________________
Assisted by me (where applicable)
form of proxy
Sibanye Gold Limited
(Registration number 2002/031431/06) (“the Company”)
Share code: SGL Issuer code: SGL ISIN: ZAE000173951

32 Sibanye Gold Summarised Report 2013 and Notice of Annual General Meeting
SUMMARISED REPORT 2013 NOTES TO THE FORM OF PROXY
This proxy form is not for use by holders of American depositary receipts issued by the Bank of New York Mellon Corporation. Please read the notes and instructions.
SUMMARY OF HOLDERS’ RIGHTS IN RESPECT OF PROXY APPOINTMENTS AS SET OUT IN SECTIONS 56 AND 58 OF THE ACT
AND NOTES TO THE FORM OF PROXY
1. Section 56 grants voting rights to holders of a beneﬁcial interest in certain circumstances, namely if the beneﬁcial interest includes the right to vote on the matter, and the person’s name is on the Company’s register of disclosures as the holder of a beneﬁcial interest. A person who has a beneﬁcial interest in any securities that are entitled to be voted on by him/her, may demand a proxy appointment from the registered holder of those securities, to the extent of that person’s beneﬁcial interest, by delivering such a demand to the registered holder, in writing, or as required by the applicable requirements of a central securities depository.
2. A proxy appointment must be in writing, dated and signed by the person appointing the proxy.
3. Forms of proxy must be delivered to the Company before a proxy may exercise any voting rights at the AGM either by returning them to Computershare Investor Services
(Proprietary) Limited at Ground Floor, 70 Marshall Street, Johannesburg, 2001, or to Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, to
be received on or before 09:00 on 12 June 2014 or if not so received by 12 June 2014, by presenting it to a representative of Computershare Investor Services (Proprietary)
Limited at the premises of the Company immediately before the commencement of the AGM; alternatively by presenting it to the Company Secretary at the premises of the
Company at any time before the commencement of the AGM. Forms can be posted or hand delivered.
4. Each person entitled to exercise any voting rights at the AGM may appoint a proxy or proxies to attend, speak, vote or abstain from voting in place of that holder.
5. A person entitled to vote may insert the name of a proxy or the name of an alternative proxy of the holder’s choice in the space provided, with or without deleting the Chair of the AGM. Any such deletion must be initialled. The person whose name stands ﬁrst on the form of proxy and who is present at the AGM shall be entitled to act as proxy to the exclusion of the person whose name follows as an alternative. In the event that no names are indicated, the proxy shall be exercised by the Chair of the AGM.
6. An “X” in the appropriate box indicates that all your voting rights are exercisable by that holder. If no instructions are provided in the form of proxy, in accordance with the above, then the proxy shall be entitled to vote or abstain from voting at the AGM, as the proxy deems ﬁt in respect of all your voting rights exercisable thereat but, if the proxy is the Chair, failure to provide instructions to the proxy in accordance with the above will be deemed to authorise the proxy to vote only in favour of the resolution.
7. You or your proxy are not obliged to exercise all your voting rights exercisable but the total of the voting rights cast may not exceed the total of the voting rights exercisable by you.
8. Your authorisation to the proxy, including the Chair of the AGM, to vote on your behalf, shall be deemed to include the authority to vote on procedural matters at the AGM.
9. The completion and lodging of this form of proxy will not preclude you from attending the AGM and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your voting rights at the AGM.
10.     The Company’s memorandum of incorporation does not permit delegation by a proxy.
11.     Documentary evidence establishing the authority of a person attending the AGM on your behalf in a representative capacity or signing this form of proxy in a representative capacity must be attached to this form.
12.     The Company will accept an original and valid identity document, driver’s licence or passport as satisfactory identiﬁcation.
13.     Any insertions, deletions or alterations to this form must be initialled by the signatory(ies).
14.     The appointment of a proxy is revocable unless you expressly state otherwise in the form of proxy.
15.     You may revoke the proxy appointment by: (i) cancelling it in writing, or making a later, inconsistent appointment of a proxy; and (ii) delivering a copy of the revocation instrument to the proxy and to the Company at its premises or at Ground Floor, 70 Marshall Street, Johannesburg, 2001, for the attention of Computershare Investor Services
(Proprietary) Limited, or to Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, to be received before the replacement proxy exercises any of your rights at the AGM.
16.     The revocation of a proxy appointment constitutes a complete and ﬁnal cancellation of the proxy’s authority to act on your behalf at the later of (i) the date stated in the revocation instrument, if any; or (ii) the date on which the revocation instrument is delivered as required in paragraph 15.
17.     If this form of proxy has been delivered to the Company in accordance with paragraph 3 then, as long as that appointment remains in effect, any notice that is required by the
Act or the Company’s memorandum of incorporation to be delivered by the Company to the holder of the voting rights must be delivered by the Company to:
(a) the holder; or
(b) the proxy, if the holder has:
(i) directed the Company to do so, in writing; and
(ii)      has paid any reasonable fee charged by the Company for doing so.
18.     In terms of section 56 of the Act, the registered holder of any shares in which any person has a beneﬁcial interest, must deliver to each such person a notice of any meeting of the Company at which those shares may be voted on, within two business days after receiving such a notice from the Company.
notes to the form of proxy

SUMMARISED REPORT 2013 ADMINISTRATIVE AND CORPORATE INFORMATION
administrative and corporate information
Investor enquiries
James Wellsted
Head of corporate affairs
Sibanye Gold Limited
Tel: +27 83 453 4014
        +27 11 278 9656
E-mail: james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
E-mail: cain.farrel@sibanyegold.co.za
Registered ofﬁce
Libanon Business Park
1 Hospital Street
(off Cedar Avenue)
Libanon
Westonaria
1780
South Africa
Private Bag X5
Westonaria
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic of
South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE: SGL
NYSE: SBGL
Website
www.sibanyegold.co.za
Directors
M Sello Moloko* (Chairman)
Neal J Froneman (CEO)
Charl Keyter (CFO)
Timothy J Cumming*
Barry E Davison*
Richard P Menell*
Nkosemntu G Nika*
Keith A Rayner*
Zola ST Skweyiya*
Susan C van der Merwe*
Jerry S Vilakazi*
Cain Farrel (Company Secretary)
*Independent non-executive
JSE sponsor
JP Morgan Equities South Africa
(Proprietary) Limited
(Registration number:
1995/011815/07)
1 Fricker Road, Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2196,
South Africa
Ofﬁce of the United Kingdom
secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American Depositary Receipt
transfer agent
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
US Toll Free: +1 888 269 2377
Tel:                +1 201 680 6825
Email: shrrelations@bnymellon.com
Kim Schwarz
Vice President, Relationship Manager
BNY Mellon
Depositary Receipts
Direct Line: +1 212 815 2852
Mobile:                   +1 347 515 0068
Fax:                         +1 212 571 3050
Email:
kimberly.schwarz@bnymellon.com
Transfer secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
Transfer secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 (calls cost 10p a
        minute plus network extras, lines
        are open 8:30 to 17:00, Monday
        to Friday) or
        +44 20 8639 3399 (overseas)
Fax: +44 20 8658 3430
E-mail: ssd@capitaregistrars.com
Auditors
KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown 2193
Johannesburg
South Africa
Tel: +27 11 647 7111
Fax: +27 11 647 8000

www.sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 25, 2014
By:               /s/ Charl Keyter
Name:          Charl Keyter
Title:           Chief Financial Officer